Exhibit 99.1

Dear Shareholders:

The year 2007 turned out to be a very difficult year for GPC Biotech. In the Letter to you written last year at this time, we were building a commercial organization with the great hope...

Annual Report 2007

Key Figures

U.S. GAAP 2007 2006 2005

Financial performance

Revenues € in thousands 18,315 22,674 9,341

R&D expenses € in thousands 51,437 64,707 55,684

R&D of total operating expenses %57 73 72

G&A expenses € in thousands 39,199 23,834 20,590

Net loss € in thousands (69,245) (64,013) (62,207)

Cash flow

Net cash used in operating activities € in thousands (66,719) (36,622) (42,787)

Cash used in purchase of property, equipment and licenses € in thousands (1,581) (1,878) (4,549)

Net cash burn 1 € in thousands (68,300) (38,500) (47,336)

Net cash provided by financing activities € in thousands 40,415 41,593 11,501

Balance sheet data

Cash, cash equivalents, restricted cash, marketable securities and short-term investments € in thousands 65,214 97,053 95,235

Total assets € in thousands 73,386 107,519 139,263

Shareholders’ equity € in thousands 38,603 67,175 83,533

Equity ratio 2% 53 62 60

Share data

Earnings per share (basic and diluted) 3 € (1.91) (1.95) (2.08)

Dividends € – – –

Number of shares issued and outstanding as of Dec. 31 in thousands 36,837 33,895 30,152

Weighted average number of shares outstanding in thousands 36,182 32,840 29,877

Additional information

Employees as of Dec. 31 158 245 222

1 Cash flow from operating activities plus cash used in purchase of property, equipment and licenses.

2 Total equity/total assets.

3 Based on the weighted average number of shares outstanding.

“$” amounts throughout the Annual Report refer to U.S. dollars.

Content

01 Letter to Shareholders

08 Research and Development

12 GPC Biotech Stock

14 Corporate Governance

22 Report of the Supervisory Board

24 Consolidated Financial Statements

Executive Committee

Financial Calendar and Contacts

... that we would launch our first commercial product, satraplatin, in 2007. Today we are surprised, unfortunately, to find ourselves in a very different position, but we are working diligently to rebuild our Company.

Since the year 2007 did not progress as we had hoped, we are implementing a new strategy to move the Company forward. In developing this strategy, we took into account the events of the past year, while keeping our focus clearly on the future. We have a much smaller, but talented and dedicated, team in place now, and we have narrowed the focus of our efforts. By narrowing our scope, we are conserving cash to support our core programs as well as to provide us more flexibility for entering into transactions with other companies.

Our strategy involves building our oncology development pipeline by exploring mergers with or acquisitions of other companies; working to find a path forward for satraplatin; and advancing our pre-clinical kinase inhibitors as expeditiously as we can. We are also open to partnering any of our programs, should the right opportunity present itself.

A brief review of 2007

In the first half of 2007, data from the satraplatin SPARC Phase 3 trial in second-line hormone-refractory prostate cancer were presented at several major medical meetings in both the U.S. and Europe, culminating in a podium presentation at the ASCO Annual Meeting in Chicago. The results demonstrated a statistically significant improvement in progression-free survival, in pain response, in time to pain progression and in prostate specific antigen (PSA) response for patients treated with satraplatin compared to control. We were gratified to see that our enthusiasm about these results was shared by key opinion leaders in the medical oncology community.

In July 2007, satraplatin was reviewed by the FDA Oncologic Drugs Advisory Committee (ODAC) at a public meeting. Advisory committees provide the FDA with independent advice from outside experts on issues related to human drugs and other regulated areas. The ODAC recommended that the FDA should wait for the final overall survival analysis of the SPARC trial before deciding whether the satraplatin application was approvable. Based on the ODAC recommendation, GPC Biotech decided that the best course was to withdraw its NDA for satraplatin with the hope to be able to submit a new NDA that focused on the overall survival results when those data became available.

During the time between the ODAC panel meeting and the date we learned the overall survival results from the SPARC trial, we developed a range of strategic options so that we would be prepared to act once we knew the final overall survival results, whatever the outcome.

Sadly, we first learned at the end of October 2007 that satraplatin did not achieve the overall survival endpoint in the total patient population. Shortly after the results were announced, we began the process of implementing a revised strategic plan, which involved drastically reducing costs and exploring opportunities to combine with or acquire other companies that could complement our own programs and expand GPC Biotech’s asset portfolio. In addition, we undertook a detailed evaluation of all of our existing R&D programs. This included conducting extensive analyses of the SPARC trial survival data to gain a better understanding of the overall survival results; evaluating all ongoing and planned trials with satraplatin to determine the future

Letter to Shareholders 2 3

development path for this compound; and reviewing all other ongoing research and development programs to determine which ones should be advanced, partnered or stopped.

Rethinking satraplatin

The SPARC trial was an important trial as it was the first large, randomized trial for hormone-refractory prostate cancer patients whose prior chemotherapy had failed. These results will be considered by other companies developing drugs in this challenging area, as well as clinicians. It is important to doctors, to patients, to our shareholders and to us to gain as much knowledge from this trial as we can.

Following the announcement of topline overall survival results on October 31, 2007, we conducted pre-specified analyses on the overall survival of subsets of patients. Exploratory analyses that took into account the major risk factors for prostate cancer showed that subgroups of satraplatin-treated patients who had received Taxotere® as first-line chemotherapy or who had pain at baseline, defined as patients with present pain intensity scores between 2 and 5, had a trend toward improved overall survival. This is important because Taxotere is now the standard of care for first-line chemotherapy in hormone-refractory prostate cancer patients in many countries. Additionally, advanced prostate cancer patients often experience excruciating bone pain; so, patients with pain upon entering a trial are of particular importance. The significance of these results for the satraplatin program has not yet been determined. Additional analyses of the SPARC trial data are ongoing.

A Marketing Authorization Application for satraplatin in Europe, submitted by our partner, Pharmion, was accepted for filing in 2007 and is still under review. The submission was based on the progression-free survival results from the SPARC trial with the understanding that overall survival data would need to be supportive. Gaining approval for satraplatin in Europe for this indication will be challenging. We are doing all we can to support our partner in this process. A decision on the filing is expected in the second half of 2008.

We have asked a cadre of external experts, including statisticians, key opinion leaders and others, to advise us as we seek to understand the SPARC trial results and to identify the best paths for moving satraplatin forward in the U.S. We firmly believe that satraplatin is an active anticancer drug, but, with our first expected indication now unlikely to gain aproval in the U.S., we have had to re-think our development plan for this drug candidate.

In mid-2007 we also entered into a license agreement with Yakult Honsha Co. Ltd., granting Yakult exclusive rights to satraplatin in Japan. We continue to work closely with Yakult to determine the best path forward for satraplatin in Japan, despite the setbacks in the second half of 2007.

In late 2007, we evaluated all ongoing trials with satraplatin to determine which to continue and which to stop. We looked at which had the highest likelihood of producing results that would be useful to us in determining a possible registrational path for satraplatin, balancing this with the costs to run each trial, the time needed to complete the studies, as well as the commercial opportunity for a given indication. After this review, we decided to stop several trials while advancing others.

In addition to making decisions about on-going studies, we are evaluating the initiation of new studies with satraplatin and are in discussions with our partners and various cooperative oncology groups to gain their advice and assistance in this effort.

We have been very grateful to our satraplatin partners, Pharmion and Yakult, for their continued support during this challenging time. Their advice and guidance have been very helpful as we work with them to plan for the further development of satraplatin in the U.S., Europe and Japan.

Focusing our R&D efforts

We have sharpened our focus on what we believe are our most promising internal development programs – satraplatin and two pre-clinical kinase inhibitors. We have had to make some difficult decisions to discontinue internal development of other programs, including our 1D09C3 monoclonal antibody that was being developed to treat hematological tumors. We will, however, work to find partners for programs that we are not developing further ourselves.

We are very excited about our kinase inhibitors program, which has produced two promising molecules now in pre-clinical development. We have brought one of these candidates, RGB-286638, a broad-spectrum kinase inhibitor, to the cusp of clinical development. The pre-clinical work has been completed for this molecule, and we expect to begin Phase 1 clinical testing during 2008. Testing in cancer cells has shown that RGB-286638 leads to cell cycle inhibition and induces apoptosis (programmed cell death), key elements in stopping the spread of cancer cells. Compelling data in animal tumor models show that use of RGB-286638 results in tumor regression and increases survival time. A second drug candidate, RGB-344064, is undergoing the necessary pre-clinical testing to move this compound into the clinic.

Letter to Shareholders 4 5

Seeking new opportunities

There is no doubt that our pipeline behind satraplatin now has a gap. To fill this gap, we would ideally like to acquire or combine with another organization whose assets complement our own. Our focus is on realistic opportunities for a company of our size and means, and so we are looking primarily at private and smaller public companies with oncology products in clinical development. We believe that our strongest asset in this endeavor is our experienced team, and we have been gratified that, because of this strength, a number of opportunities have been presented to us despite the disappointing overall survival results from the SPARC trial.

Our goal is to build and fill our pipeline via one or more transactions so that we will have a broader and more diversified oncology development portfolio.

Corporate activities

During 2007 and early 2008, we had to make a series of difficult business decisions that involved reducing our total staff significantly both in Germany and in the U.S. These cost-cutting decisions were necessary to be sure we have sufficient operating cash to rebuild the business and to enable us to sharpen our focus on what we believe to be our most promising internal development programs. However, saying goodbye to very valued and talented colleagues has indeed been difficult. We would like to thank all of our former employees for their hard work and many wonderful contributions during the time they were with GPC Biotech.

I would also like to express my deep gratitude to three company co-founders – Drs. Elmar Maier, Sebastian Meier-Ewert and Mirko Scherer, who by mutual consent retired from their positions on the Management Board in late 2007 and early 2008. We are very appreciative of their many years of dedicated service.

We are very fortunate that a cadre of highly qualified key employees stayed with us to meet the challenges of rebuilding. It is indeed a difficult – but not impossible – road, and I am grateful to these employees.

We are delighted that we were able at the end of 2007 to announce the appointment of Dr. Torsten Hombeck to Chief Financial Officer. Dr. Hombeck has been with GPC Biotech for more than eight years and played an integral role in our financings, including IPOs on both the Frankfurt Stock Exchange and on NASDAQ. He was also intimately involved in our two previous M&A transactions with Mitotix, Inc. in the U.S. and with Axxima Pharmaceuticals in Germany. In addition, he has been instrumental in building our Finance department and ensuring that we meet the many reporting obligations of a dual-listed corporation. His experience, knowledge of the Company, and the relationships and trust he has built internally and externally are great assets as we rebuild our Company.

In addition, Dr. Martine George was appointed Chief Medical Officer during 2007. She joined GPC Biotech as Senior Vice President, Clinical Development in the spring of 2006. At that time Dr. George, an internationally well- known oncology expert, had more than fifteen years of experience as a senior executive at major pharmaceutical companies, including Senior Vice President, Head of Oncology at Johnson and Johnson Pharmaceutical Research and Development in the U.S., as well as several years in an academic position as a medical oncologist. As part of a planned succession, Dr. George assumed the leadership of our drug development efforts at a very challenging time, and we are delighted that she is working to move programs forward, as well as bring in new ones for her team to work on. I thank her predecessor, Dr. Marcel Rozencweig, for his service to the Company.

Driving the business forward

The year 2007 was a time of both great hope and great disappointment for all of us at GPC Biotech and our stakeholders. But we must focus now on the future and work very hard to rebuild our Company.

We ended the year 2007 in a solid financial position, with € 65.2 million (approximately $96 million) in cash and equivalents. We expect this amount to be sufficient to support currently planned business operations for approximately three years.

In closing, I would like to extend my deepest appreciation to our employees for their hard work and dedication, to our shareholders for their support, and to the doctors, patients and their families who participate in our clinical trials for their contributions to finding new treatments for cancer.

Sincerely,

Bernd R. Seizinger, M.D., Ph.D. Chief Executive Officer

Letter to Shareholders 6 7

Research and Development

Oncology Focused Drug Development Pipeline

Satraplatin Marketing authorization application under review in Europe

Phase 1 and 2 trials underway and planned in several cancer types and combinations

RGB-286638 broad-spectrum kinase inhibitor In pre-clinical testing; expected to enter Phase 1 clinical testing in 2008

RGB-344064 selective inhibitor of cyclin-dependent kinases In pre-clinical testing

Satraplatin – Finding a New Path

During 2007, GPC Biotech experienced great hope and then, ultimately, great disappointment with its lead drug candidate, satraplatin. Satraplatin is a platinum-based compound given as capsules that patients can take at home. It is being developed to treat a variety of cancers.

During the first half of 2007, data from a 950-patient randomized, double-blind, placebo-controlled trial – the SPARC trial – were presented at major medical conferences in the U.S. and Europe. The SPARC trial compared satraplatin plus prednisone (a steroid) to placebo plus prednisone in patients with hormone-refractory prostate cancer whose prior chemotherapy had failed. The data presented showed a statistically significant improvement in progression-free survival, time to pain progression, pain response and PSA (prostate specific antigen) response.

Based on the above data, GPC Biotech moved forward to complete the submission of a New Drug Application (NDA) to the U.S. Food and Drug Administration (FDA) in February 2007. The Company requested accelerated approval for satraplatin for the treatment of hormone-refractory prostate cancer patients whose prior chemotherapy had failed. The submission was based on the progression-free survival data from the SPARC study, the primary endpoint for accelerated approval in the U.S. This submission was accepted for filing by the agency and granted priority review status in April 2007. Priority review designation is intended for those products that address significant unmet medical needs and sets the target date for FDA action at six months from the date of submission, which was mid-August 2007 for the satraplatin NDA.

In July 2007, satraplatin was reviewed by the FDA Oncologic Drugs Advisory Committee (ODAC) at a public meeting. Advisory committees provide the FDA with independent advice from outside experts on issues related to human drugs and other regulated areas. The ODAC recommended that the FDA should wait for the final overall survival analysis of the SPARC trial before deciding whether the satraplatin application was approvable. Based on the ODAC recommendation, GPC Biotech decided that the best course was to withdraw its NDA for satraplatin with the hope to be able to submit a new NDA that focused on the overall survival results when those data became available.

In late October 2007, GPC Biotech received the results of the final overall survival analysis and announced that the SPARC trial unfortunately did not achieve the overall survival endpoint, with patients receiving satraplatin doing no better than the control group.

Following the announcement of these topline overall survival results, the Company conducted pre-specified analyses on the overall survival of subsets of patients to gain additional insight into the data and to try to better understand why the trial had the results it did.

Exploratory analyses that took into account the major risk factors for prostate cancer showed that subgroups of satraplatin-treated patients who had received Taxotere® (docetaxel) as first-line chemotherapy or those who had pain at baseline (defined as patients with present pain intensity scores between 2 and 5) had a trend toward improved overall survival. This is important because Taxotere is now the standard of care for first-line chemotherapy in hormone-refractory prostate cancer patients in many countries. Additionally, since advanced prostate cancer patients often experience excruciating bone pain, patients with pain upon entering a trial are of particular importance. The significance of these results for the satraplatin program has not yet been determined. Additional analyses of the SPARC trial overall survival data are ongoing.

Taxotere® (docetaxel) is a registered trademark of Aventis Pharma S.A.

A Marketing Authorization Application for satraplatin in Europe, submitted by our partner, Pharmion, was accepted for filing in 2007 and is still under review. The submission was based on the progression-free survival results from the SPARC trial with the understanding that overall survival data would need to be supportive. Gaining approval for satraplatin in Europe for this indication will be challenging. GPC Biotech is doing all it can to support its partner in this process. A decision on the filing is expected in the second half of 2008.

In June 2007, GPC Biotech announced a partnership for satraplatin in Japan with Yakult Honsha Co. Ltd. Under the terms of the agreement, Yakult gained exclusive commercialization rights to satraplatin for Japan and took the lead in developing the drug in that country. Yakult’s pharmaceutical business specializes in cancer and cancer-related ailments. They are the inventor of irinotecan hydrochloride, which is a global standard drug for colorectal cancer, and have a track record of successfully commercializing another platinum-based drug, oxaliplatin, in Japan.

While Yakult remains committed to satraplatin and supportive of GPC Biotech, the setback in the United States has caused a major delay in seeking approval for satraplatin in Japan. The two companies continue to work together to determine the next steps forward for satraplatin in that country.

Satraplatin is orally administered.

Following the overall survival results from the SPARC trial, GPC Biotech carefully evaluated all of the ongoing and planned studies with satraplatin. Decisions were made to continue some trials and stop others. The Company also is evaluating the initiation of new studies.

Decisions made and plans under evaluation include:

1. Two Phase 1 trials evaluating satraplatin in combination with Taxotere are being completed. Following analysis of safety results from these combination studies, the Company may consider pathways for further development in prostate cancer.

2. Two Phase 1 trials in combination with Xeloda® (capecitabine), an oral chemotherapy that is used to treat a variety of cancers, including metastatic breast and colorectal cancers, are being completed. A regimen composed of all-oral drug treatments, if safe and effective, offers the potential to be a convenient and flexible treatment for patients.

3. The ongoing Phase 1 trial evaluating satraplatin in combination with radiation therapy in non-small cell lung cancer is being completed.

4. Several clinical trials underway or planned have been stopped. This includes a randomized Phase 2 trial evaluating satraplatin in combination with Tarceva® (erlotinib) in elderly patients with non-small cell lung cancer. The trial data to date did not show sufficient efficacy signals to warrant continuing the Tarceva combination study.

5.	The Company also stopped enrollment in the U.S. Satraplatin

Expanded Rapid Access protocol (SPERA) in late 2007. Expanded Access Programs are intended to give patients access to in vestigational drugs to treat serious or life-threatening diseases or conditions for which there are no adequate therapies available. As of mid-February 2008, more than 200 patients of the nearly 350 accrued to the trial were still being treated. Patients in the trial have hormone-refractory prostate cancer and have been treated with at least one other chemotherapy regimen prior to entering SPERA.

6. GPC Biotech is currently considering several registrational paths for satraplatin and is discussing potential plans with its partners, as well as with cooperative oncology groups, which are clinical cancer research organizations. Any decision to pursue a particular path will be driven by the likelihood of registrational success, the commercial potential for a given indication, and necessary investments and timelines of such trials.

Xeloda® (capecitabine) is a registered trademark of Hoffmann-La Roche AG.

Tarceva® (erlotinib) is a registered trademark of OSI Pharmaceuticals, Inc.

Research and Development 8 9

Update on 1D09C3 Monoclonal Antibody

In February 2008, GPC Biotech announced that the Company had decided to discontinue internal development of its 1D09C3 monoclonal antibody that was in Phase 1 clinical testing for relapsed/ refractory B-cell lymphomas. Initial clinical testing with 1D09C3 did not raise any unexpected or unacceptable safety concerns and the maximum tolerated dose was not reached. However, data published in the second half of 2007 raised general concerns about the family of IgG4 antibodies, to which 1D09C3 belongs. These data indicate that an IgG4 antibody may swap one half of its Y-shaped structure with the half of a different antibody, resulting in a new molecule whose properties are unknown. GPC Biotech conducted testing and determined that 1D09C3 has this “swapping” characteristic. While further internal resources into developing 1D09C3. However, the Company will seek a partner for the intellectual property relating to this program.

Making Good Progress with Pre-Clinical Kinase Inhibitors

During 2007, GPC Biotech advanced two pre-clinical kinase inhibitors, RGB-286638 and RGB-344064. Protein kinases play an important role in signaling between and within cells. There are more than 500 human protein kinases, many of which have been implicated in tumor growth and spread. One reason a cell can become cancerous is an uncontrolled growth signal that is sent to the nucleus on a pathway of kinases. By inhibiting selected kinases in such pathways, the uncontrolled division of tumor cells can be slowed or even halted. Several kinase inhibitors have been approved for marketing as anticancer drugs in recent years, and many further opportunities in this area hold a great potential for future treatment options for cancer patients.

For several years, GPC Biotech has been studying kinase inhibitors that act as cell cycle inhibitors. The cell cycle is a vital process in the body, controlling cell division and ensuring accurate duplication of genetic material. In cancer cells, this process fails to function normally, resulting in uncontrolled cell proliferation. Studies on a wide range of human cancers have shown that mutations in genes that regulate the cell cycle are found in almost all cases. Thus, drugs that inhibit the cell cycle could be useful in treating a large number of different cancers.

Cyclin-dependent kinases (Cdks) are proteins that are involved in the regulation of the cell cycle. At least four different Cdks control various key events during this process, and inhibiting these Cdks may be useful in stopping the spread of tumor cells.

RGB-286638 is a broad-spectrum kinase inhibitor from GPC Biotech’s internal drug discovery work. The compound has been shown in vitro to lead to the inhibition of the cell cycle, targeting all relevant Cdks, and to the induction of apoptosis (programmed cell death). RGB-286638 also inhibits other major kinases that are important in controlling the proliferation of cancer cells. In a range of pre-clinical models in both solid and liquid tumors, this small molecule resulted in tumor regression and increased survival. Pre-clinical work has been completed in the areas of safety, pharmacology, toxicology and chemistry, manufacturing and controls (CMC). A starting dose and intravenous schedule for the compound for Phase 1 clinical testing has been determined, and the program is expected to enter the clinic during 2008. Clinical trials are planned in both solid and hematological tumors in Europe and the U.S.

A second drug candidate from GPC Biotech’s internal drug discovery efforts, RGB-344064, has been shown to selectively inhibit all key Cdks. In vivo testing has demonstrated that this compound can be dosed at levels that should be suitable for clinical testing, and the remaining toxicology and other pre-clinical testing needed to advance this compound into the clinic is currently underway.

Kinase Inhibitors

Growth Signal

Kinase

Receptor

Nucleus

Plasma Membrane

Cytoplasm

Potential to slow or stop the uncontrolled division of tumor cells.

Strategic Initiative to Fill the Oncology Development Pipeline

While GPC Biotech remains committed to moving promising internal programs forward, the Company needs to expand its oncology development pipeline by bringing in external compounds.

To achieve the goal of filling the development pipeline, the Company is primarily focusing on merger and acquisition (M&A) activities, in particular involving firms that have clinical-stage programs in oncology. The Company believes that it brings important assets and attractive qualities to M&A opportunities. These include an internationally experienced management team; a solid cash position; a transatlantic presence that includes stock market listings in the U.S. and Germany; and its development-stage drug programs.

Through working on promising internal programs, pursuing partnerships and seeking M&A opportunities, GPC Biotech is working to strengthen and rebuild the Company.

Research and Development 10 11

GPC Biotech Stock

International Stock Markets

The markets on both sides of the Atlantic closed up in 2007. The German blue-chip index DAX gained 22 % and closed at 8,067 points. The technology index TecDAX gained 30 % compared to 2006. With the subprime crisis hitting the U.S. housing market during 2007, the performance of the U.S. markets lagged behind the German indices. The Dow Jones gained 6%, closing at 13,265 points and the NASDAQ Composite gained nearly 10%.

Biotechnology Indices

The sector index Prime IG Biotechnology of Deutsche Börse lost more than 5 % compared to the end of 2006. The NASDAQ Biotech index again performed weaker than the general markets and was up about 5 % compared to 2006.

GPC Biotech Stock

GPC Biotech’s stock closed the year 2007 at € 2.71, down 86 % compared to the end of 2006. The Company’s stock price declined in late July after a recommendation by the Oncologic Drugs Advisory Committee for the U.S. FDA that the FDA should wait for the final survival analysis of the SPARC trial before deciding whether the satraplatin application was approvable for the treatment of hormone-refractory prostate cancer patients whose prior chemotherapy had failed. At the end of October, the Company reported that the SPARC trial did not achieve the endpoint of overall survival, and the share price again declined significantly on that news.

On December 5, 2007, Deutsche Börse decided on changes to its equity indices. These changes went into effect on December 27, 2007. Due to its significant decrease in market capitalization, GPC Biotech was removed from the TecDAX, which tracks the thirty largest companies in the technology segment of the Frankfurt Stock Exchange.

GPC Biotech has listed American Depositary Shares (ADSs) on the NASDAQ Stock Market in the U.S. since mid-2004. The ADS closing price for 2007 was $3.60, down 86 % compared to the end of 2006.

Development of GPC Biotech Stock Price January 2007 through December 2007 (Indexed)

%

180

120

60

0 1/1 3/1 6/1 9/1 12/1 date

GPC Biotech TecDAX NASDAQ Biotech

Prime IG Biotechnology NASDAQ Composite

Investor Relations Activities

GPC Biotech continued to focus its investor relations activities on providing timely, informative and accurate information on the Company to institutional investors, financial analysts and individual shareholders.

During 2007, the Company participated in 20 institutional investor conferences, half of which were held in the U.S. and the other half in Europe. The Company also conducted over 220 one-on-one meetings with members of the investment community. Over half of these meetings were held in the U.S., and the remainder were held in key financial centers in Europe.

In the prestigious Thomson Extel Pan-European Survey 2007, GPC Biotech’s investor relations and public relations work was rank- ed fifth of all European biotechnolgy companies. Martin Braendle, Director of Investor Relations & Corporate Communications, was ranked third in the individual IR Professional ranking in the Biotechnology sector. The survey examined how well companies’ investor relations efforts were received by fund managers and brokerage firms.

Key Data for GPC Biotech Stock in 2007

Closing price (XETRA)

Year End (December 31) € 2.71

High (February 19) € 24.93

Low (November 21) € 2.62

Total average daily trading volume 880,040 shares

Weighted average number of shares outstanding 36,181,956 shares

Number of shares outstanding (December 31) 36,836,853 shares

Market capitalization (December 31) € 100 million

Key Data for American Depositary Shares (ADS) in 2007

Closing price (NASDAQ)

Year End (December 31) $ 3.60

High (February 26) $ 32.85

Low (December 31) $ 3.60

Total average daily trading volume 25,334 shares

Underlying share ratio 1:1

Designated Sponsors

BayernLB

WestLB

Financial Institutions Covering GPC Biotech (as of December 31, 2007)

BayernLB

Credit Suisse

Deutsche Bank

DZ Bank

Goldman Sachs

JPMorgan

Landesbank Baden-Württemberg

Lehman Brothers

Needham & Company

Nord/LB

Piper Jaffray

SG Securities

Viscardi Securities

Vontobel

WestLB

Ticker

ISIN: DE0005851505

WKN: 585150

Frankfurt Stock Exchange: GPC

NASDAQ: GPCB

CUSIP: 38386P108

Bloomberg: GPC:GR

Reuters: GPCG.DE

GPC Biotech Stock 12 13

Corporate Governance

Strong Commitment to Corporate Governance

GPC Biotech places strong importance on good corporate governance. The Company’s framework for corporate governance is based upon applicable law and stock market self-regulation in both Germany and the U.S. and upon Company-specific principles. Essential elements of good corporate governance include respect for the interests of shareholders, effective cooperation between the Management Board and Supervisory Board, and open and transparent communication.

As part of GPC Biotech’s own corporate governance principles, in 2007 the Company complied with all of the newly recommended changes to the German Corporate Governance Codex proposed by the German Corporate Governance Commission on June 14, 2007. GPC Biotech’s corporate governance principles incorporate both German legal requirements and the recommendations of the Codex.

The Company also complies with the corporate governance requirements of the Frankfurt Stock Exchange and with U.S. legal requirements, including those in the Sarbanes-Oxley Act of 2002 for foreign filers and the corporate governance rules of NASDAQ. A copy of GPC Biotech’s corporate governance principles can be found on the Company’s website.

Compliance with German Corporate Governance Codex

The Management Board and the Supervisory Board provide an annual Declaration of Compliance regarding the Codex. The declaration contains descriptions of deviations from the recommendations of the Codex. The most recent declaration on the right, as well as the declarations from the past five years, are published on the Company’s website.

Code of Conduct

The corporate Code of Conduct is available on the Company’s website and applies to the Supervisory Board, the Management Board, and to all employees. GPC Biotech expects members of each Board and employees to conduct business in a highly ethical and responsible manner in compliance with this Code of Conduct, with the Company’s other policies and procedures, and with applicable laws and regulations. In summary, this Code of Conduct states that GPC Biotech and its representatives will act with honesty and integrity; they will deal fairly with customers, suppliers, collaborators, and employees; and they will avoid taking unfair advantage through manipulation, abuse of privileged information or misrepresentation of material facts. All specific aspects of this Code derive from this general set of principles.

Declaration of the Management Board and the Supervisory Board of GPC Biotech AG according to Section 161 AktG, regarding the German Corporate Governance Codex in the form as of June 14, 2007

GPC Biotech AG has complied with the recommendations of the “German Corporate Governance Codex” in the form as of June 14, 2007 (and, for the past, in the forms as of May 21, 2003; June 2, 2005 and June 12, 2006) with the following exceptions:

The directors’ and officers’ liability insurance policies taken out by GPC Biotech AG for members of the Management Board and the Supervisory Board do not provide for any personal deductibles (Code Section 3.8, Para. 2). This coverage is provided under a group insurance policy to a wide range of executives inside and outside Germany, and it would be inappropriate to distinguish between members of the Boards and other executives. Moreover, personal deductibles are not customary outside of Germany.

The variable compensation components of the compensation of the members of the Management Board do not contain a cap for extraordinary and unforeseen developments (Code Section 4.2.3, Para. 3, 3rd sentence). This provision is not appropriate or relevant; neither for the Company’s current stage of development, nor for the biotech industry in general.

The Management Board and the Supervisory Board of GPC Biotech AG hereby declare that the recommendations of the “German Corporate Governance Codex” in the form as of June 14, 2007 are being complied with (but for the aforementioned exceptions) and have been complied with since the last declaration of compliance dated December 2006.

December 2007

The Management Board The Supervisory Board

Management and Control Structures

In accordance with the German Stock Corporation Act (“Aktiengesetz”), GPC Biotech has two separate boards of directors. These are the “Vorstand”, or Management Board, and the “Aufsichtsrat”, or Supervisory Board. The two boards are separate, and generally no individual may simultaneously be a member of both boards.

Management Board

The Management Board is responsible for the day-to-day management of the Company’s business in accordance with applicable law, the Articles of Association (“Satzung”) and the internal rules of procedure (“Geschäftsordnung”) adopted by the Supervisory Board.

The Management Board represents GPC Biotech in its dealings with third parties. The Management Board is required to ensure that adequate risk management and internal monitoring systems exist within the Company to detect risks relating to business activities at the earliest stage possible.

Corporate Governance on the GPC Biotech Website

www.gpc-biotech.com/en/investor_relations/ corporate_governance/index.html

– Corporate Governance Declarations for 2007 and the past five years

– Corporate Governance Principles

– Code of Conduct

– Shareholdings and insider transactions of the Boards

Supervisory Board

The Supervisory Board has comprehensive monitoring functions. To ensure that these functions are carried out properly, the Management Board must, among other requirements, regularly report to the Supervisory Board on current business operations and future business planning (including financial, investment and personnel planning). The principal function of the Supervisory Board is to supervise and oversee the Management Board. It is also responsible for appointing and removing members of the Management Board and representing GPC Biotech in connection with transactions between a member of the Management Board and the Company. The Supervisory Board may at any time request special reports regarding the affairs of GPC Biotech, the legal or business relations of GPC Biotech and its subsidiary or the affairs of its subsidiary to the extent that the affairs of such subsidiary may have a significant impact on GPC Biotech.

The Supervisory Board is not permitted to make management decisions, but, in accordance with German law and in addition to its statutory responsibilities, the Supervisory Board of GPC Biotech has determined that the following matters, among others, require its prior consent:

– the conclusion, amendment and termination of license, know-how, patent and collaboration agreements above specified thresholds;

– the acquisition, sale and encumbrance of real estate property;

– the commencement, acquisition, discontinuance or sale of businesses, business units or branch offices;

– the granting of guarantees, securities or other collateral (other than product warranties/guarantees) above a specified threshold;

– fiscal and financial planning and budgeting;

– the granting or termination of profit participation rights;

– the purchase or sale of equity interest.

Supervisory Board Practices

Decisions are generally made by the Supervisory Board as a whole. The meeting agendas of the Supervisory Board are determined by the Chairman of the Supervisory Board. In advance of each meeting, the other members of the Supervisory Board receive materials allowing them to prepare for the handling of the items on the agenda. The Supervisory Board holds meetings on a regular basis without the Management Board, as they are required to do. The Supervisory Board also conducts an annual self-evaluation of the effectiveness of its overall performance.

Board Committees

To assist the Supervisory Board in carrying out its duties, committees (the “Board Committees”) have been created in accordance with the Company’s Articles of Association and the internal rules of procedure of the Supervisory Board. The Board Committees may, to the extent legally possible, also be charged with decision-making powers. The Supervisory Board may, at its discretion, establish, permanently or temporarily, other committees and give them decision-making powers.

Audit Committee: GPC Biotech’s Audit Committee is directly responsible for:

– overseeing external accounting and risk management matters;

– ensuring the independence of the external auditors;

– determining the scope of the external audit and engaging the external auditors as elected by the shareholders at Annual General Meetings;

– determining specific key aspects of the external audit and the compensation of the external auditors; and

– communicating with the external auditors on a regular basis.

Corporate Governance 14 15

The Supervisory Board is confident that the members of the Audit Committee have sufficient experience and ability in finance and compliance to satisfy applicable legal and listing requirements, including the requirements of the German Corporate Governance Codex, NASDAQ and the U.S. Securities and Exchange Commission, and to adequately discharge their responsibilities. In addition, the Supervisory Board has determined that all current members of the Audit Committee satisfy the independence requirements of NASDAQ.

Compensation Committee: The Compensation Committee reviews and approves the compensation policies and programs, including stock option programs and similar incentive-based compensation. It is responsible for reviewing and approving the compensation paid to the members of the Management Board and oversees ongoing personnel matters of the members of the Management Board, including their membership on the boards of other companies.

Corporate Governance & Nominations Committee: The Corporate Governance & Nominations Committee assists the Supervisory Board in the identification and appointment of candidates for the Management Board and the Supervisory Board. In addition, this Committee monitors the Company's compliance with its Corporate Governance Principles and other applicable rules, regulations and laws related to corporate governance.

Compensation of Members of the Supervisory Board for Fiscal Year 2007

		Membership in Supervisory Board Committees			
	Year first elected	End of term*	Compensation Committee	Corp. Governance & Nominations Committee	Audit Committee
Jürgen Drews, M.D., Ph.D. (Chairman)	1998	2010	Chairman		
Michael Lytton, J.D. (Vice Chairman)	2001	2008	x		x
Metin Colpan, Ph.D.	1998	2010		x	x
Prabhavathi B. Fernandes, Ph.D (1)	2003	2007		(x)	
Donald Soltysiak (2)	2007	2010		x	
James M. Frates	2004	2008		x	Chairman
Peter Preuss	2001	2008	x	Chairman	

(1) Resigned at Annual Shareholders Meeting on May 25, 2007.
(2) Elected at Annual Shareholders Meeting on May 25, 2007.
* Term ends upon the adjournment of the Annual General Meeting held in the year indicated.

Compensation of Members of the Management Board

GPC Biotech has entered into service agreements with all current members of the Management Board. These agreements generally provide for a base salary and an annual bonus. Company goals are set by the Supervisory Board together with the Management Board for each year and are an important basis for assessing achievement of the variable component of each member’s compensation. Additionally, each year personal goals are agreed to between the individual members of the Management Board and the Supervisory Board. Towards the end of each evaluation period, the Supervisory Board evaluates and assesses the goals and specifies the bonus, or variable compensation component, if any, for each member of the Management Board. In addition to these fixed and variable remuneration components, the members of the Management Board are entitled under the terms of their service agreements to specific insurance benefits (including accident and D&O insurance) and to reimbursement of necessary and reasonable disbursements. The Company does not have a pension plan for its Management Board or for its employees.

Furthermore, Dr. Seizinger, the Chairman of the Management Board, is entitled to severance benefits in the amount of 200 percent of the sum of his last annual salary and the average of his last two annual bonuses in the event that the Supervisory Board determines to terminate his appointment as Chairman of the Management Board and not to extend his service agreement beyond its current term. The other members of the Management Board are entitled to severance benefits in the amount of 100 percent of their respective last annual salaries in the event that the Supervisory Board determines not to renew their respective service agreements beyond their current term.

Compensation of Members of the Management Board for Fiscal Year 2007

Salary (€) Cash Bonus (€) Convertible Bonds (Number) Fair Value of Convertible Bonds (€) All other Compensation

Bernd R. Seizinger, M.D., Ph.D. 467,215 – 495,000 6,123,150 36,662

Elmar Maier, Ph.D. 293,429 – 83,000 1,026,710 –

Sebastian Meier-Ewert, Ph.D. 320,989 – 83,000 1,026,710 –

Mirko Scherer, Ph.D. (1) 291,404 – 83,000 1,026,710 –

Total 1.373.037– 744,000 9,203,280 36,742

(1) Dr. Scherer left the Management Board effective December 4, 2007 and the Convertible Bonds were cancelled as of that date.

The Company believes that the service agreements between GPC Biotech and the members of the Management Board provide for payments and benefits that are in line with customary market practices. Other than the Supervisory Board seats listed in the Notes to the Consolidated Financial Statements, the members of the Management Board did not enter into additional service agreements with other companies. Furthermore, no member of the Management Board holds a material share in another company.

Detailed information on the compensation of the Management Board can be found in the Notes to the Consolidated Financial Statements. This includes information on the Board’s stock options or comparable compensation components that have a long-term incentive effect and risk elements.

Corporate Governance 16 17

Compensation of Members of the Supervisory Board

The Company's Articles of Association provide that the Chairman of the Supervisory Board shall receive an annual fixed remuneration of € 35,000 in cash, that the Vice Chairman receive an annual fixed remuneration of € 25,000 in cash and that all other members of the Supervisory Board shall receive an annual fixed remuneration of € 15,000 in cash. Members of the Company's Supervisory Board who serve on Supervisory Board committees receive cash-based remuneration in addition to their annual fixed remuneration as follows: for activity as chairman of one or more committees (other than the Audit Committee), a member of the Supervisory Board receives an additional € 5,000 (plus any value added tax on such amount) annually, and, for activity as a member of a committee (other than the Audit Committee), a member of the Supervisory Board receives an additional € 2,500 (plus any value added tax on such amount) annually. The chairman of the Audit Committee receives an additional € 10,000 (plus any value added tax on such amount) annually and the other members of the Audit Committee each receive an additional € 5,000 (plus any value added tax on such amount) annually. The members of the Audit Committee do not receive any additional cash-based remuneration for their service on any other committee.

Compensation of Members of the Supervisory Board

	Annual Cash Compensation (€)	Total Compensation (€)	Stock Appreciation Rights (Number)
Jürgen Drews, M.D., Ph.D. (Chairman)	40,000	40,000	20,000
Michael Lytton, J.D. (Vice Chairman)	30,000	30,000	15,000
Metin Colpan, Ph.D.	20,000	20,000	11,250
Prabhavathi B. Fernandes, Ph.D. (1)	6,952	6,952	-
Donald Soltysiak (2)	10,548	10,548	10,000
James M. Frates	25,000	25,000	15,000
Peter Preuss	22,500	22,500	12,500
Total	**155,000**	**155,000**	**83,750**

(1) Resigned at Annual Shareholders Meeting on May 25, 2007.
(2) Elected at Annual Shareholders Meeting on May 25, 2007.

The Company's Articles of Association provide that each Supervisory Board member receives an annual compensation in the form of 7,500 stock appreciation rights that vest upon certain performance conditions. The stock appreciation rights are granted annually on the first day of the first month after the Company's annual shareholder meeting or on May 25, 2007 for the past year. Dr. Drews, as the Chairman of the Supervisory Board, and Mr. Lytton, as the Vice Chairman of the Supervisory Board, received grants of 15,000 and 11,250 stock appreciation rights, respectively. All other members of the Supervisory Board each received grants of 7,500 stock appreciation rights. In addition, each member of the Supervisory Board (including the Chairman) who serves as the chairman of one or more Supervisory Board committees (other than the Audit Committee) received a grant of 5,000 stock appreciation rights. Furthermore, each member of the Supervisory Board, excluding those members who are members of the Audit Committee, received grants of 2,500 stock appreciation rights in compensation for their service on one or more committees. The chairman and members of the Audit Committee received grants of 7,500 and 3,750 stock appreciation rights, respectively. The members of the Audit Committee do not receive any additional stock appreciation rights for their service on any other committee.

Each stock appreciation right represents the right to receive an amount in cash equal to the difference (if any) between the basic price of the stock appreciation right and the exercise price of the stock appreciation right after the completion of a specified holding period and the achievement of a specified corporate goal. The holding period of stock appreciation rights begins on the issue date. The stock appreciation rights granted in 2004 will generally end on the date of market approval of satraplatin by the FDA or the EMEA, whichever occurs first. The stock appreciation rights granted in 2005 will vest only if both of these marketing approvals have been achieved. The stock appreciation rights granted in 2006 and in 2007 vest upon the acceptance of an NDA filing by the FDA for satraplatin for an indication other than second-line chemotherapy of hormone-refractory prostate cancer.

Pursuant to the Company's Corporate Governance Principles, the granting of loans to members of the Supervisory Board is not permitted. Pursuant to Section 114 of the German Stock Corporation Act, GPC Biotech may not enter into advisory contracts or service agreements with members of the Supervisory Board unless such contract or agreement is approved by the full Supervisory Board.

More detailed information on the different parts of compensation of the Supervisory Board can be found in the Notes to the Consolidated Financial Statements.

Shareholdings of Members of the Management Board and Supervisory Board

As of December 31, 2007, the members of the Management Board and Supervisory Board held shares, stock options, convertible bonds and stock appreciation rights in the amounts set forth in the table below:

Shareholdings of Management Board and Supervisory Board

At December 31, 2007	Number of Shares	Number of Options	Number of Convertible Bonds	Stock Appreciation Rights
Management Board				
Bernd R. Seizinger, M.D., Ph.D.[1]	111,499	789,000	1,413,501	–
Elmar Maier, Ph.D.[2]	170,000	95,000	358,000	–
Sebastian Meier-Ewert, Ph.D.[3]	194,405	189,000	424,375	–
Mirko Scherer, Ph.D.[4]	7,776	190,000	157,500	–
Supervisory Board				
Jürgen Drews, M.D., Ph.D. (Chairman)	26,900	10,000	12,500	80,000
Michael Lytton, J.D. (Vice Chairman)	7,500	10,000	31,500	60,000
Metin Colpan, Ph.D.	19,400	10,000	10,000	45,000
Prabhavathi B. Fernandes, Ph.D.[5]	–	–	10,000	35,000
Donald Soltysiak[6]	–	–	–	10,000
James M. Frates	1,000	–	–	60,000
Peter Preuss	87,500	–	22,500	50,000

(1) During 2007, Dr. Seizinger exercised and sold a total of 159,840 options under his arrangements with a third-party financial institution and exercised 49,999 convertible bonds.
(2) During 2007, Dr. Maier exercised and sold 48,000 options and 146,000 convertible bonds.
(3) During 2007, Dr. Meier-Ewert exercised and sold 12,500 options and 46,764 convertible bonds.
(4) During 2007, Dr. Scherer exercised and sold 75,000 options/shares, and exercised and sold 71,000 convertible bonds. Dr. Scherer resigned on December 4, 2007.
(5) Resigned at Annual Shareholders Meeting on May 25, 2007. Future payout, if any, of Dr. Fernandes' SARs will be pro-rated based on the length of her office tenure in proportion to the full holding period.
(6) Elected at Annual Shareholders Meeting on May 25, 2007.

The aforementioned transactions of the members of our Management Board were made pursuant to pre-arranged stock trading plans, designed to comply with Rule 10b5-1 of the United States Securities Exchange Act of 1934, as amended, the insider trading rules of the German Stock Trading Act (Wertpapierhandelsgesetz) and GPC Biotech AG's insider trading policy. Under Rule 10b5-1, corporate insiders are permitted to establish a pre-arranged written stock trading plan at a time when the insider is not aware of any material non-public information (inside information). Subsequent receipt by the insider of inside information will not prevent the pre-arranged transaction under the plan from being executed. The members of the Management Board had no control over the timing of the sales under their respective plans. Dr. Seizinger entered into two separate pre-arranged trading plans with CSFB International on July 7, 2006 and June 15, 2007. Dr. Maier and Dr. Meier-Ewert each entered into two separate pre-arranged trading plans with UBS AG on July 7, 2006 and March 19, 2007, respectively. Dr. Scherer entered into two separate pre-arranged trading plans with UBS AG on July 7, 2006 and on March 29, 2007. In the case of each of the Management Board members, these plans were entered into during a trading window and at a time when they had no inside information.

Corporate Governance 18 | 19

As of December 31, 2007, the members of the Management Board held an aggregate of 433,681 shares or approximately 1.2% of the outstanding share capital of GPC Biotech, while the members of the Supervisory Board held an aggregate of 142,300 shares or 0.4% of the outstanding share capital. The aggregate amount of shares owned by current Management Board and Supervisory Board members amounts to approximately 1.6% of the outstanding share capital of the Company.

Equity-Based Compensation

GPC Biotech grants stock options to the Management Board, senior management, employees and, in the past, to consultants. Under the terms of the stock option plans, options are exercisable within ten years of the date of grant, subject to an initial two-year non-exercise period as required by German law. The exercise price equals the average of the market price of the ordinary bearer shares over a five-day period prior to the date of grant. The options vest at 25% per year over a four-year period.

The Company also grants convertible bonds to the Management Board and senior management. In the past, convertible bonds were also granted to the Supervisory Board.

The following table summarizes the details of the various convertible bond issuances at December 31:

At December 31								
Year of issuance	2007	2006	2005	2004	2003	2002	2001	**Total**
Number issued	744,000	1,091,500	720,000	935,000	512,973	280,000	47,500	**4,330,973**
Number outstanding at Dec. 31, 2007	661,000	969,750	670,000	816,250	199,220	49,125	–	**3,365,345**
Nominal value each paid (€)	1.00	1.00	1.00	1.00	1.00	1.00	1.00	
Interest rate (%)	3.5	3.5	3.5	3.5	3.5	3.5	3.5	
Vesting period (years)	4	4	4	4	2–4	4	4	
First year of exercisability	2009	2008	2007	2006	2005	2004 – 2005	2004	
No. of shares entitled to purchase at Dec. 31, 2007	661,000	969,750	670,000	816,250	199,220	49,125	–	**3,365,345**
Additional payment to exercise (€)	20.30	15.03 – 18.30	9.38 – 9.67	8.33 – 9.90	1.70 – 4.77	3.36	8.55	
Number exercisable at Dec. 31, 2007	–	–	360,000	620,000	199,220	49,125	–	**1,228,345**

Also, as described under Compensation of Members of the Supervisory Board, GPC Biotech provided a long-term performance-based variable remuneration in the form of stock appreciation rights to each member of the Supervisory Board, as well as to certain key employees. Stock appreciation rights granted to employees are structured similarly to those of the Supervisory Board members. However, they may vest upon different events, depending on the individual employee.

The following table presents the stock option activity for the years 2007, 2006 and 2005:

At December 31	2007		2006		2005	
	Options	Weighted-Average Exercise Price (€)	Options	Weighted-Average Exercise Price (€)	Options	Weighted-Average Exercise Price (€)
Outstanding at January 1	3,847,345	10.80	4,332,001	9.59	4,167,556	9.50
Granted	488,100	16.58	317,500	14.06	308,301	9.90
Exercised	(886,528)	6.09	(740,826)	5.22	(92,992)	5.23
Forfeited	(467,375)	16.72	(61,330)	9.60	(50,864)	12.57
Expired	(124,854)	12.97	–	–	–	–
Outstanding at December 31	**2,856,688**	**12.18**	**3,847,345**	**10.80**	**4,332,001**	**9.59**
Vested at December 31	**2,237,189**	**12.32**	**2,889,114**	**10.69**	**3,157,086**	**9.86**
Exercisable at December 31	**2,164,814**	**12.27**	**2,820,739**	**10.71**	**2,924,351**	**9.88**
Weighted-average fair value per options granted during the year		**8.97**		**8.22**		**5.77**

The following table presents the weighted-average price and remaining contractual life information for significant option groups outstanding:

As of December 31, 2007	Options Outstanding and Exercisable			Options Outstanding and Vested		
Range of Exercise Prices in €	Number	Weighted-Average Exercise Price (€)	Weighted-Average Remaining Contractual Life Years	Number	Weighted-Average Exercise Price (€)	Weighted-Average Remaining Contractual Life (Years)
1.16 – 2.98	18,910	2.50	8.8	18,910	2.50	8.8
3.21 – 5.77	179,743	4.10	5.4	179,743	4.10	5.4
6.53 – 8.64	246,267	6.75	3.7	246,267	6.75	3.7
9.00 – 11.91	848,644	9.73	3.0	853,494	9.74	3.0
12.11 – 19.30	817,275	17.18	1.2	884,800	16.94	1.2
19.67 – 59.74	53,975	33.78	0.5	53,975	33.78	0.5
	2,164,814	**12.27**	**2.6**	**2,237,189**	**12.32**	**2.5**

Corporate Governance 20 | 21

Report of the Supervisory Board

The year 2007 began with a number of achievements by GPC Biotech, including the completion of the NDA submission requesting accelerated approval for satraplatin in the U.S., the acceptance of that submission by the FDA and their granting of priority review status. Presentations of data from the Phase 3 SPARC trial were given by key opinion leaders at major medical conferences, and the Company built a sales and marketing organization in preparation for the anticipated launch of satraplatin.

Unfortunately, in the summer, an FDA advisory panel recommended that the agency await overall survival data from the trial before determining if the satraplatin NDA submission was approvable. In the fall, the Company announced that satraplatin did not demonstrate an improvement in overall survival in the total patient population. With this turn of events, GPC Biotech implemented major restructuring and cost-cutting initiatives to enable the Company to move forward.

The Supervisory Board was in regular contact with Company management throughout the year and provided guidance related to the Company’s strategic development and other important issues. Throughout 2007, the Management Board ensured that the Supervisory Board was well informed about the Company’s financial position, corporate plans and significant business developments. This included the issuance of written reports to the Supervisory Board on a regular basis. The Supervisory Board was involved at an early stage in any decisions of major importance.

Meetings of the Supervisory Board

During 2007 the Supervisory Board held fourteen meetings. In addition, the Chairman of the Supervisory Board and the Chairman of the Management Board exchanged information about important developments and decisions regularly throughout the year. At its meetings, the Supervisory Board discussed the current state of affairs of the Company and business developments in general, as well as specific key topics. In particular, the Supervisory Board reviewed and monitored the progress of activities related to the development and planned commercialization of satraplatin, as well as plans to rebuild the Company following the announcement of disappointing overall survival results in the satraplatin SPARC Phase 3 trial. In this context, the Supervisory Board supported the restructuring the Company implemented in November 2007.

Among other decisions, the Supervisory Board also approved the capital increase in connection with the € 33.6 million (approximately $43.7 million) private placement in January 2007, the renewal of the service agreements for the members of the Management Board in March and May 2007, the licensing agreement with Yakult in

June 2007 and the replacement of Dr. Mirko Scherer by Dr. Torsten Hombeck as Chief Financial Officer in December 2007. Decisions on transactions involving Supervisory Board approval were made based on discussions with the Management Board and/or based on information and documentation provided by the Management Board.

The Supervisory Board was also informed about details of the Company’s successful defense in the completed arbitration proceedings with Spectrum Pharmaceuticals, Inc. and was updated regularly about the ongoing shareholder lawsuits filed against the Company in the Southern District of New York, USA. The Supervisory Board fully supports the assessment of the on-going shareholder litigation by the Management Board.

Committees

In 2007, the Supervisory Board had three committees: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominations Committee.

The Audit Committee met five times during 2007. The Committee’s activities included discussion of annual financial statements with the Company’s auditors before the statements were submitted to the Supervisory Board for approval, discussion of quarterly interim reports and audit fees, and other topics. In addition, in connection with the Company’s NASDAQ listing, the Audit Committee regularly reviewed activities of the Company in preparation for compliance with certain provisions of the U.S. Sarbanes-Oxley Act, which will apply to the Company for the first time in full for its Annual Report on Form 20-F for the fiscal year ended December 31, 2007 and which will require the Company’s Chief Executive Officer and Chief Financial Officer, as well as its external auditors, to certify the efficiency of its internal controls.

The Compensation Committee held four meetings in 2007 to discuss compensation matters related to the Management Board and the Company’s senior management, including the renewal of the service agreements of all four Management Board members which occurred in March and May 2007, as well as the arrangements in connection with the departure of Dr. Mirko Scherer in December 2007. The Corporate Governance and Nominations Committee held one meeting in 2007 to discuss the proposal to appoint Mr. Donald Soltysiak to the Supervisory Board.

Financial Statements

The financial statements of GPC Biotech AG according to the German Commercial Code (HGB) were audited by Ernst & Young AG Wirtschaftsprüfungsgesellschaft, Munich, and approved with an unqualified audit opinion. Ernst & Young AG was elected as group auditor by resolution of the Annual Shareholders’ Meeting on May 25, 2007, and retained by the Supervisory Board. The result of the audit of these financial statements is explained in the Independent Auditors’ Report. The consolidated financial statements according to accounting principles generally accepted in the United States (U.S. GAAP), the group management report and additional disclosure requirements according to § 315a HGB were also audited by Ernst & Young AG, who provided an unqualified audit opinion.

The Supervisory Board reviewed all financial statements of the Company and the audit reports issued by Ernst & Young AG. The Company’s auditors participated in the meeting of the Audit Committee on March 25, 2008, as well as in the meeting of the entire Supervisory Board on March 26, 2008, during which the review of the Company’s financial statements took place. In these meetings, the Audit Committee and the Supervisory Board discussed the audit reports and the consolidated financial statements in detail.

During the meeting on March 26, 2008, the Supervisory Board concurred with the results of the audit performed on the financial statements and the consolidated financial statements for the year ended December 31, 2007, as well as the underlying audit opinions, without any reservations. The financial statements according to German GAAP (HGB), as well as the consolidated financial statements in accordance with U.S. GAAP, were thereby approved.

Election of Supervisory Board Members

At the Annual Shareholders’ Meeting on May 25, 2007 Dr. Jürgen Drews (Chairman) and Mr. Metin Colpan were re-elected to the Supervisory Board of the Company. The shareholders also newly elected Mr. Donald Soltysiak to the Supervisory Board of the Company. He replaced Dr. Prabhavathi Fernandes, whose term ended. The Supervisory Board would like to thank the Management Board and all GPC Biotech employees for their efforts in 2007.

Martinsried/Planegg, March 26, 2008

Jürgen Drews, M.D., Ph.D., Chairman

Report of the Supervisory Board 22 | 23

Consolidated Financial Statements

(U.S. GAAP)

Content

Independent Auditor’s Report

Management Report

Consolidated Balance Sheet

Consolidated Statement of Operations

Consolidated Statement of Cash Flows

Consolidated Statement of Changes in Shareholders’ Equity

Notes to Consolidated Financial Statements

Statement of Management

The audit opinion issued by Ernst & Young AG is addressed exclusively to the bodies of the Company. The audit opinion is not intended to serve as a basis for third-party decisions. Ernst & Young AG therefore assumes no liability or other obligations towards third parties unless Ernst & Young AG has concluded a written agreement to the contrary with the respective third party.

“To the Supervisory Board and Management of GPC Biotech AG, Martinsried:

We have audited the consolidated financial statements prepared by the GPC Biotech AG, Martinsried/Planegg, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the fiscal year from January 1st to December 31st, 2007. The preparation of the consolidated financial statements and the group management report in accordance with US-GAAP and the requirements of German commercial law are the responsibility of the parent company’s management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with Sec. 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with US-GAAP and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The Group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents the opportunities and risks of future development.”

Munich, March 26, 2008

Ernst & Young AG

Wirtschaftsprüfungsgesellschaft

Steuerberatungsgesellschaft

von Petrikowsky Gallowsky

Wirtschaftsprüfer (German Public Auditor) Wirtschaftsprüfer (German Public Auditor)

Management Report

Corporate Structure and Business Activities

GPC Biotech AG is a stock corporation organized under the laws of the Federal Republic of Germany. The Company’s principal executive offices are located in Martinsried/Munich, Germany. The Company’s wholly owned U.S. subsidiary – GPC Biotech Inc. – is located in Princeton, New Jersey. The corporate website address is www.gpc-biotech.com.

GPC Biotech AG is a publicly traded biopharmaceutical company focused on anti-cancer drugs.

Business and Operating Environment

Economic Environment

The world economy continued to grow at a robust rate of 3.7% in 2007, just slightly lower than in 2006. The world economy was dragged down by the slowdown in the U.S., which was driven by the housing sector slump, with the subprime mortgage market problems having a spillover effect in developed countries, particularly in Europe.

The International Monetary Fund, though, states that a resilient global economy, combined with generally sound macroeconomic policies and increasing trade and financial integration in Europe, have yielded a vibrant regional economy there. Average gross domestic product (GDP) growth for Europe in 2007 was 2.7% overall and 6.3% in the emerging economies of Europe.

According to the Federal Statistical Office of Germany, German GDP increased by 2.5% over 2006. This growth was powered by a more than 8% increase in exports, with Germany continuing to be the world’s leading exporter. An additional contributing factor was the over 8% increase in investment spending, including outlays on machinery and equipment.

For the U.S., the Department of Commerce, Bureau of Economic Analysis reported that real GDP increased 2.2% in 2007 compared with an increase of 2.9% in 2006. The major contributors to the increase in real GDP in 2007 were personal consumption expenditures, exports, nonresidential structures, and state and local government spending. These were partly offset, however, by decreases in residential fixed investment and in inventory investment. Also, there was an increase in imports.

The markets closed up nicely in both the U.S. and Germany in 2007. The DAX was up 22.3% for the year. The technology index, TecDAX, gained 30.2% for the year. In the U.S., the markets closed up for the year, but the percentage increases were not nearly as strong as in Germany. The DOW closed up 6.4%; the NASDAQ composite was up 9.8% and the NASDAQ biotech index closed up 4.6%. The BioCentury 100 index, composed of U.S. biotech stocks, was up 12%, outperforming the general indices, as well as the pharmaceutical benchmark. In Europe, the BioCentury index was down 18%, compared to an increase of 65% in 2006. The European index is dominated by small cap stocks, which suffered significant losses during the year.

Biopharmaceutical Industry

2007 was another strong year in terms of financings in the biotech sector. Biotech and specialty pharmaceutical companies raised nearly $26.5 billion during 2007, similar to the amount of funds raised in 2006. During 2007, 35 companies completed initial public offerings (IPOs), 25 of which were in the U.S. The total monies raised via IPOs was $2.2 billion, compared to $1.5 billion in 2006. Most IPOs priced at the low end or below the asking range, as happened in 2006. Thirty-five follow-on offerings in 2007 raised nearly $3.4 billion in gross proceeds.

During 2007, the FDA approved a total of 19 new drugs and biologics, compared to 27 in 2006. The FDA is viewed as growing increasingly risk averse. This has resulted in a divergence in decisions between European and U.S. regulators. Eight drugs that had regulatory setbacks in the U.S. were approved or had previously been approved by the European Medicines Agency (EMEA). The FDA Amendments Act of 2007 (FDAAA) was passed by the U.S. Congress in 2007 and gives the FDA new oversight powers and reauthorizes the Prescription Drug User Fee Act and the Medical Device User Fee and Modernization Act. It is still unclear how the FDA will implement parts of this law, including if the agency will require risk evaluation and mitigation strategies for new drug applications and some approved drugs as a way to impose restrictions on the distribution, marketing or use of new drugs.

Situation of the Company

The year 2007 turned out to be the most difficult year in the history of GPC Biotech. In February, the Company completed a New Drug Application (NDA) submission for satraplatin, the Company’s lead anticancer product candidate, based on the results of a Phase 3 trial, called the SPARC trial, in second-line hormone refractory prostate cancer. The results showed a statistically significant improvement in progression-free survival. Based on these results, the Company requested accelerated approval in the U.S. for satraplatin. That submission was accepted by the FDA and granted priority review status. Unfortunately, in July 2007, an FDA advisory panel recommended that the agency await the final overall survival results from the trial before determining if the satraplatin NDA submission was approvable. Based on this recommendation, GPC Biotech withdrew the satraplatin NDA. In late October 2007, the Company announced that satraplatin did not demonstrate an improvement in overall survival in the total patient population in the SPARC trial.

In Europe, the Company’s partner Pharmion GmbH (now Celgene Corp.) submitted a Marketing Authorization Application for satraplatin in mid-2007. That submission was accepted by the European Medicines Agency and a decision on the filing is expected in the second half of 2008.

In June 2007, GPC Biotech announced a partnership for satraplatin in Japan with Yakult Honsha Co. Ltd. Under the terms of the agreement, Yakult gained exclusive commercialization rights to satraplatin for Japan and took the lead in developing the drug in that country.

Following the disappointing overall survival results from the SPARC trial, GPC Biotech began the process of implementing a new strategic plan, which involved drastically reducing costs and exploring opportunities to combine with or acquire other companies that could complement GPC Biotech’s own programs and expand its asset portfolio. In addition, the Company undertook a detailed evaluation of all existing R&D programs. This included conducting extensive analyses of the SPARC trial survival data to gain a better understanding of the overall survival results; evaluating all ongoing and planned trials with satraplatin to determine the future development path for this compound; and reviewing all other ongoing research and development programs to determine which ones should be moved forward, partnered or stopped.

Results of Operations

Financial Summary

Net revenues in 2007 decreased by 19% to € 18.3 million from € 22.7 million in 2006. The decrease in revenues is primarily due to a decline in payments received under the co-development and license agreement for satraplatin with Pharmion as the SPARC Phase 3 trial was mostly completed in 2007. Revenues from ALTANA Pharma were also less in 2007 than in 2006. For 2007, payments from milestones accounted for € 6.5 million, payments from government agencies for research grants received accounted for € 0.3 million and payments for co-development expenses accounted for € 11.5 million.

Since GPC Biotech’s business cannot be divided in a meaningful manner, no segment reporting is provided. However, the Company provides a geographical breakout of certain key figures.

Total operating expenses of € 90.9 million (2006: € 88.9 million) were mostly attributable to investment in research and development (R&D) activities. R&D expenses amounted to € 51.4 million compared to € 64.7 million in the preceding year. The decrease in 2007 was mainly due to decreased drug development activities, specifically related to the completion of the SPARC trial in 2007. R&D activities will continue to be essential for increasing the long-term value of GPC Biotech and will therefore continue to account for a significant proportion of overall costs.

General and administrative (G&A) expenses rose from € 23.8 million in 2006 to € 39.1 million in 2007. The increase in G&A expenses was mainly due to the Company’s efforts in building a commercial infrastructure in the U.S. in the first half of 2007 and also includes € 4.2 million in restructuring charges largely attributable to the Company’s downsizing in connection with the setbacks concerning satraplatin.

The largest expense items of GPC Biotech were the following:

in million €

Salaries and benefits 31.1

Legal and consulting expense 11.1

Clinical development 10.6

Non-cash stock-based compensation 3.5

External research 3.2

Other operating income (expense), net, amounting to € (0.5) million in 2007 (2006: € (2.3) million) resulted mainly from realized and unrealized gains and losses due to foreign exchange rate differences.

The loss before interest and tax in 2007 increased to € 73.1 million from € 68.5 million in the preceding year.

The net loss amounted to € (69.2) million (2006: € (64.0) million).

The Management Board proposes that a dividend not be paid for fiscal year 2007 and the Company does not expect to pay dividends in the foreseeable future.

In 2007, GPC Biotech invested € 1.6 million in property and equipment, mainly in technical and laboratory equipment (2006: € 1.9 million).

Net cash used in operating activities was € 66.7 million for 2007, primarily reflecting the net loss for this period of € 69.2 million, adjusted for non-cash depreciation and amortization, non-cash compensation expense for stock options and convertible bonds and changes in accounts payable, accounts receivable and deferred revenue. The net cash burn was € 68.3 million for 2007 (2006: € 38.5 million). Net cash burn is derived by adding net cash used in operating activities (€ 66.7 million) and purchases of property, equipment and licenses (€ 1.6 million). The cash burn continues to be one of the most important tools to manage the Company’s financial performance.

The net cash flow provided by investing activities amounted to € 40.9 million for 2007, including purchases of property, equipment and licenses and purchases and sales of marketable securities and short-term investments. compared to a net cash flow used in investing activities of € 3.7 million in 2006. Net cash provided by financing activities was € 40.4 million for 2007 compared with € 41.6 million for 2006. As of December 31, 2007, total assets were € 73.4 million (2006: € 107.5 million). Cash, cash equivalents, restricted cash, marketable securities and short-term investments accounted for € 65.2 million of total assets (2006: € 97.1 million). These funds are held in prime-rated interest-bearing investments and time deposits. During fiscal year 2007, GPC Biotech funded its operations and investments in research and development activities with its cash reserves.

Long-term liabilities were € 17.2 million (2006: € 15.6 million). Deferred revenues accounted for 81% of long-term liabilities and represent payments that GPC Biotech has received from collaborative and co-development partners and that will be recognized as revenues over the next several years.

Shareholders’ equity was € 38.6 million at December 31, 2007 (2006: € 67.2 million), representing an equity ratio of 53%, compared to 62% in 2006. When adjusted to include deferred up-front payments as equity, the equity ratio was 78% in 2007, compared to 78% in 2006.

R&D Report

GPC Biotech’s research and development efforts are focused on anticancer drugs.

The Company’s product candidate satraplatin is an oral platinum-based compound. Over the past two decades, platinum-based drugs have become a critical part of modern chemotherapy treatments and are used to treat a wide variety of cancers. In February 2007, the Company completed an NDA submission for satraplatin based on the results of a Phase 3 trial, called the SPARC trial, in second-line hormone refractory prostate cancer. The results showed a statistically significant improvement in progression-free survival. Based on these results, the Company requested accelerated approval in the U.S. for satraplatin. That submission was accepted by the FDA and granted priority review status. Unfortunately, in July 2007, an FDA advisory panel recommended that the agency await the final overall survival results from the trial before determining if the satraplatin NDA submission was approvable. In late October 2007, the Company announced that satraplatin did not demonstrate an improvement in overall survival in the total patient population in the SPARC trial.

A Marketing Authorization Application for satraplatin in Europe, submitted by the Company’s partner, Pharmion, was accepted for filing in 2007 and is still under review. The submission was based on the progression-free survival results from the SPARC trial with the understanding that overall survival data would need to be supportive. Gaining approval for satraplatin in Europe for this indication will be challenging. GPC Biotech is doing all it can to support this process. A decision on the filing is expected in the second half of 2008. In November 2007, Pharmion and Celgene Corporation announced the acquisition of Pharmion by Celgene. That acquisition closed on March 7, 2008. GPC Biotech plans to discuss satraplatin development plans in more detail with Celgene now that this transaction has closed.

While the Company’s partner in Japan, Yakult, remains committed to satraplatin and supportive of GPC Biotech, the setbacks in the United States have caused a major delay in seeking approval for satraplatin in Japan. The two companies continue to work together to determine the next steps forward for satraplatin in that country.

Following the disappointing overall survival results from the SPARC trial, GPC Biotech decided to continue several other ongoing clinical trials with satraplatin, to stop other studies and to evaluate initiating new ones. The Company also conducted additional analyses of the overall survival data from the SPARC trial to gain a better understanding of the overall survival results.

All other internal research and development programs were evaluated to determine if they should be moved forward, stopped or partnered. All programs are currently considered potential partnering opportunities, although GPC Biotech is continuing to move some programs forward itself.

In February 2008, GPC Biotech announced that the Company had decided to discontinue internal development of its 1D09C3 monoclonal antibody that was in Phase 1 clinical testing for relapsed/refractory B-cell lymphomas. Initial clinical testing with 1D09C3 did not raise any unexpected or unacceptable safety concerns and the maximum tolerated dose was not reached. However, data published in the second half of 2007 raised general concerns about the family of IgG4 antibodies, to which 1D09C3 belongs. These data indicate that an IgG4 antibody may swap one half of its Y-shaped structure with the half of a different antibody, resulting in a new molecule whose properties are unknown. GPC Biotech conducted testing and determined that 1D09C3 has this “swapping” characteristic. While these results are not definitive, GPC Biotech decided to not put further internal resources into developing 1D09C3. However, the Company will seek a partner for the intellectual property relating to this program.

The Company also has two kinase inhibitor compounds in pre-clinical development. Pre-clinical work for the most advanced of these compounds, RGB-286638, has been completed, and the Company expects to begin Phase 1 clinical testing during 2008. Testing in cancer cells has shown that RGB-286638 leads to cell cycle inhibition and induces apoptosis (programmed cell death), key elements in stopping the spread of cancer cells. Compelling data in animal tumor models show that use of RGB-286638 results in tumor regression and increases survival time. A second drug candidate, RGB-344064, is undergoing the necessary pre-clinical testing to move this compound into the clinic.

The Company is also actively pursuing potential merger and acquisition (M&A), as well as possible in-licensing opportunities in part to fill its oncology development pipeline.

At December 31, 2007, GPC Biotech’s worldwide research and development headcount totaled 97, representing 61% of the total number of employees.

Intellectual Property

GPC Biotech actively seeks, when appropriate, intellectual property protection for the Company’s products, product candidates, technologies and proprietary information that is important to the commercial development of its business. This is done through filing for, prosecuting, maintaining or licensing relevant United States, European and/or other foreign patents and/or trademarks. In addition, GPC Biotech uses trade secrets and contractual arrangements to protect proprietary information that may be important to the development of its business.

Satraplatin is protected by U.S., European and other foreign patents. These patents are owned by Johnson Matthey, and GPC Biotech holds an exclusive sublicense, with the right to further sublicense, under these patents through a co-development and license agreement with Spectrum Pharmaceuticals, Inc. in the field of treating cancer in humans. These patents cover the composition of matter and anticancer uses of various platinum-based compounds, including satraplatin. The basic patent term of two such U.S. patents will expire in December 2008 for the composition of matter patent and in September 2010 for the method of use patent. The basic patent term for the equivalents of these patents in other countries will expire early in 2009. Under provisions such as the Hatch-Waxman Act in the United States and analogous regulations in Europe, there are certain opportunities to extend the patent life of a relevant patent that covers a drug product approved in a given jurisdiction for up to five years. Additionally, the Company owns certain published patent applications, currently in prosecution, that relate to certain possible therapeutic uses of satraplatin.

Different from patent protection, another form of exclusivity related to the marketing of an approved drug product can be provided by so-called “regulatory exclusivity”. One form of regulatory exclusivity, new chemical entity (NCE) data exclusivity, delays the application for and approval of generic versions of an innovator’s drug product for a number of years following the approval of an NCE, such as satraplatin. NCE data exclusivity delays any application for such a generic version generally for five years in the U.S., but in certain circumstances four years, beginning from the date the innovator’s drug product was first approved for marketing, and generally for eight years in Europe. The final approval of the application for the generic version can be delayed still further, such as in Europe where the final approval for a generic version of a drug product is not given before ten years of the first approval of the innovator’s drug product.

GPC Biotech has two kinase inhibitors in advanced pre-clinical development. These two structurally distinct compounds are covered by separate families of patent applications owned by the Company that, if issued and maintained, the basic term of such patents would be expected to expire in 2024 in most major markets for one inhibitor, and later for the other inhibitor. As a result of an earlier collaboration with Bristol-Myers Squibb (BMS), the Company licenses other issued patents and patent applications that are important to these cell-cycle inhibitors.

Procurement

Continued effort has been put into the streamlining of the Company’s core material and equipment supply sources. The general criteria for the selection of suppliers are high product quality combined with service that meets the Company’s needs. The majority of GPC Biotech’s purchases are services.

GPC Biotech has established a pharmaceutical development group that is responsible for all of the materials that are used in clinical trials and ultimately for the market, including bulk drug, capsules, vials and packaging. Assurance of product quality is a primary concern for GPC Biotech. The Company’s internal quality team audits vendors on a regular basis and has a formal quality agreement with each supplier to which GPC Biotech has been developing close working relationships.

Employees

GPC Biotech’s worldwide headcount was 158 as of December 31, 2007, compared to 245 on December 31, 2006. At the end of 2007, 61% of the Company’s employees worked in research and development.

GPC Biotech offers permanent employees the opportunity to become shareholders through its incentive stock option and convertible bonds programs. These plans are important for attracting and retaining highly qualified employees, especially in the international labor market in which the Company competes.

At December 31, 2007, there were 2,856,688 options outstanding, of which 619,499 had not yet vested. During 2007, a total of 1,323,322 options and convertible bonds were exercised. The Management Board is entitled and obligated to issue the corresponding number of shares upon proper exercise of the relevant options.

Litigation

In December 2006, GPC Biotech was notified by Spectrum Pharmaceuticals that Spectrum had initiated an arbitration proceeding with the American Arbitration Association in the United States to resolve a dispute between the companies under the co-development and license agreement for satraplatin. On November 5, 2007 a three-arbitrator panel of the American Arbitration Association issued its decision in favor of GPC Biotech and unanimously rejected all of Spectrum’s claims and found no violations of the agreement by GPC Biotech.

In July 2007, the Company and certain of its current and former officers were sued in the United States District Court for the Southern District of New York in three separate securities fraud class action lawsuits on behalf of all persons who purchased the securities of GPC Biotech between December 5, 2005 and July 24, 2007, inclusive. The suits have since been consolidated and a lead plaintiff has been appointed. The lead plaintiff’s consolidated complaint was filed on March 12, 2008. The consolidated complaint alleges that GPC Biotech violated U.S. federal securities laws by making misleading public statements relating to the prospects of its most advanced product candidate, satraplatin, and thereby artificially inflating the price of GPC Biotech securities. The consolidated complaint also names Bernd R. Seizinger (CEO) and three former members of the Company’s Management Board, Mirko Scherer, Elmar Maier, and Sebastian Meier-Ewert, as defendants. The Company’s response to the consolidated complaint is due on May 14, 2008.

GPC Biotech believes that the allegations in the consolidated complaint are without merit and intends to vigorously defend the lawsuit.

Overview over the Compensation System

Supervisory Board Compensation

The Members of the Supervisory Board of GPC Biotech AG in accordance with the relevant provisions of the Company’s articles of association receive an annual fixed and variable compensation in the form of stock appreciation rights, which are described further in the Notes.

Management Board Compensation

GPC Biotech has service agreements with all members of its Management Board. These agreements provide for a base salary and an annual bonus. In addition to these fixed and variable remuneration components, members of the Management Board have received certain long-term compensation such as stock options and convertible bonds. A summary of the Management Board's compensation as of December 31, 2007 is set forth in the table below:

Year Ended December 31, 2007				
	Annual Compensation		Long-Term Compensation	
	Salary (€)	Cash Bonus (€)	Convertible Bonds (Number)	All Other Compensation (€)
Bernd R. Seizinger, M.D., Ph.D. (chairman)	467,215	-	495,000	36,662
Elmar Maier, Ph.D.	293,428	-	83,000	
Sebastian Meier-Ewert, Ph.D.	320,988	-	83,000	
Mirko Scherer, Ph.D.(1)	291,404	-	83,000	

(1) Dr. Scherer left the Management Board effective December 4, 2007 and the Convertible Bonds were cancelled as of that date.

Furthermore, Dr. Seizinger, the Chairman of GPC Biotech's Management Board, is entitled to severance benefits in the amount of 200% of the sum of his last annual salary and the average of his last two annual bonuses in the event that the Company's Supervisory Board determines to terminate his appointment as Chairman of the Management Board and not to extend his service agreement beyond March 2012. The other members of the Management Board are entitled to severance benefits in the amount of 100% of their respective last annual salaries in the event that the Supervisory Board determines not to renew their respective service agreements beyond their current term.

GPC Biotech believes that the service agreements between GPC Biotech and the members of the Management Board provide for payments and benefits (including upon termination of employment) that are in line with customary market practices.

Voting Rights and Major Shareholders

As of December 31, 2007, the committed capital of GPC Biotech amounted to € 36,836,853 comprised of 36,836,853 bearer shares. Each share has equal rights, especially equal voting rights. The Company is not aware of any limitation or restrictions on voting rights or share transfers.

Based on notifications according to Section 21 et seq. of the German Securities Trading Act (WpHG), on December 18, 2007, Verwaltungsgesellschaft des Golf Club St. Leon-Rot mbH and Golf Club St. Leon-Rot Betriebsgesellschaft mbH & Co. KG, St. Leon-Rot each reported that they held 17.10% of GPC Biotech AG's voting shares (voting rights from 6,300,561 shares). However, the shares held by Golf Club St. Leon-Rot Betriebsgesellschaft mbH & Co. KG, St. Leon-Rot are attributed to Verwaltungsgesellschaft des Golf Club St.

Leon-Rot mbH. Mr. Dietmar Hopp is the managing director (Geschäftsführer) of both companies. To GPC Biotech’s knowledge no other shareholder of the Company owns more than 10% of its voting shares.

Nomination and Discharge of Management Board Members

The members of the Management Board are appointed by the Supervisory Board for a maximum of five years. A renewal of the appointment, in each case for another five years, is permissible but requires a new resolution of the Supervisory Board, which can be passed at the earliest one year prior to the end of the current term. The Supervisory Board can withdraw the appointment of the Management Board and the nomination as the Chairman of the Management Board upon due course, as defined in Section 84 para. 3 of the Stock Corporation Act (AktG).

Authorizations for the Management Board to Issue Shares, Acquire Treasury Shares

The Management Board is authorized to issue shares of the Company pursuant to the following authorizations:

Conditional Capital (Bedingtes Kapital)

Out of a conditional capital pursuant to Sec. 5(2) of the Articles the Management Board is authorized to issue new shares in connection with option rights pursuant to the Company’s stock option plan 1997. 133,893 shares remain available under this conditional capital.

Out of a conditional capital III pursuant to Sec. 5(3) of the Articles the Management Board is authorized to issue new shares in connection with option rights pursuant to the Company’s stock option plan 2000. 48,100 shares remain available under this conditional capital.

Out of a conditional capital pursuant to Sec. 5(4a) of the Articles the Management Board is authorized to issue new shares in connection with option rights pursuant to the Company’s stock option plan 2001. 336,939 shares remain available under this conditional capital.

Out of a conditional capital IV pursuant to Sec. 5(4b) of the Articles the Management Board is authorized to issue new shares in connection with conversion rights pursuant to the Company’s convertible bond program 2001. 10,000 shares remain available under this conditional capital.

Out of a conditional capital VI pursuant to Sec. 5(4c) of the Articles the Management Board is authorized to issue new shares in connection with option rights pursuant to the Company’s stock option plan 2002. 241,175 shares remain available under this conditional capital.

Out of a conditional capital VII pursuant to Sec. 5(4d) of the Articles the Management Board is authorized to issue new shares in connection with conversion rights pursuant to the Company’s convertible bond program 2002. 85,115 shares remain available under this conditional capital.

Out of a conditional capital pursuant to Sec. 5(4e) of the Articles the Management Board is authorized to issue new shares in connection with conversion- or option rights available to holders of convertible bonds or options pursuant to the authorization granted in the Annual Shareholder Meeting on June 8, 2005 or if the holders of convertible bonds issued by the Company or its direct or indirect majority-owned subsidiaries until May 31, 2010 fulfill their obligation to convert. 6,000,000 shares remain available under this conditional capital.

Out of a conditional capital pursuant to Sec. 5(4f) of the Articles the Management Board is authorized to issue new shares in connection with conversion rights pursuant to the Company’s convertible bond program 2003 for members of the supervisory board. 115,027 shares remain available under this conditional capital.

Out of a conditional capital pursuant to Sec. 5(4g) of the Articles the Management Board is authorized to issue new shares in connection with conversion rights pursuant to the Company’s convertible bond program 2003. 76,730 shares remain available under this conditional capital.

Out of a conditional capital pursuant to Sec. 5(h) of the Articles the Management Board is authorized to issue new shares in connection with conversion rights pursuant to the Company’s convertible bond program 2004. 887,500 shares remain available under this conditional capital.

Out of a conditional capital pursuant to Sec. 5(4i) of the Articles the Management Board is authorized to issue new shares in connection with option rights pursuant to the Company’s stock option plan 2004. 769,875 shares remain available under this conditional capital.

Out of a conditional capital pursuant to Sec. 5(j) of the Articles the Management Board is authorized to issue new shares in connection with conversion rights pursuant to the Company’s convertible bond program 2005. 900,000 shares remain available under this conditional capital.

Out of a conditional capital pursuant to Sec. 5(4k) of the Articles the Management Board is authorized to issue new shares in connection with option rights pursuant to the Company’s stock option plan 2005. 225,000 shares remain available under this conditional capital.

Out of a conditional capital pursuant to Sec. 5(l) of the Articles the Management Board is authorized to issue new shares in connection with conversion rights pursuant to the Company’s convertible bond program 2006. 900,000 shares remain available under this conditional capital.

Out of a conditional capital VII pursuant to Sec. 5(4m) of the Articles the Management Board is authorized to issue new shares in connection with conversion rights pursuant to the Company’s convertible bond program 2006. 415,000 shares remain available under this conditional capital.

Out of a conditional capital pursuant to Sec. 5(n) of the Articles the Management Board is authorized to issue new shares in connection with conversion rights pursuant to the Company’s convertible bond program 2007. 1,700,000 shares remain available under this conditional capital.

Out of a conditional capital pursuant to Sec. 5(o) of the Articles the Management Board is authorized to issue new shares in connection with conversion rights pursuant to the Company’s convertible bond program 2007. 1,150,000 shares remain available under this conditional capital.

Out of a conditional capital pursuant to Sec. 5(4p) of the Articles the Management Board is authorized to issue new shares in connection with conversion or option rights available to holders of convertible bonds or options pursuant to the authorization granted in the Annual Shareholder Meeting on May 25, 2007. 3,400,000 shares remain available under this conditional capital. In connection therewith, the Management Board is authorized to exclude existing shareholders’ statutory subscription rights, subject to the consent of the Supervisory Board, once or several times, in the case of a capital increase against cash contributions, if the issue price is not materially below the stock market price. However, such authorization shall only apply to the extent to which the shares issued with exclusion of subscription rights pursuant to Section 186(3)(4) AktG do not exceed 10% of the share capital at the time when this authorization becomes effective or when it is utilized. The 10% limit shall take into account any shares of the Company issued or sold by the Company in direct or analogous application of Section 186(3)(4) of the German Stock Corporation Act (AktG) during the duration of this authorization until its full utilization. The Management Board is also authorized to exclude existing shareholders’ statutory subscription rights, subject to the consent of the Supervisory Board, once or several times or in order to exclude any fractional amounts from the subscription rights.

Subject to the approval of the Supervisory Board, the Management Board is authorized until April 30, 2012, to issue bearer and/or registered warrants and/or convertible bonds in an aggregate nominal amount of up to €150,000,000 with or without fixed maturity, and grant bond holders options or conversion rights for new no-par-value bearer shares of the Company with a pro-rata share of up to 3,400,000 in the share capital. The Management Board is authorized, subject to the consent of the Supervisory Board, to exclude shareholders’ subscription rights to the Bonds, (i) if the bonds are issued against cash contribution and the issue price is not materially below the imputed fair value of the bonds calculated in accordance with generally accepted methods of financial mathematics. However, this shall only apply if the shares issued for servicing the option and conversion rights associated with the bonds do not exceed 10% of the share capital at the time when this authorization becomes effective or when it is utilized. The 10% limit shall take into account any shares of the Company issued or sold by the Company in direct or analogous application of Section 186(3)(4) of the German Stock Corporation Act (AktG) during the duration of this authorization until its full utilization; (ii) to exclude fractional amounts resulting from the subscription ratio from shareholders’ subscription rights; (iii) to the extent necessary to give holders of option rights or creditors of conversion rights issued by the Company or its affiliated subsidiary companies in the past or present subscription rights to the extent to which they would be entitled to such rights after exercise of their option or conversion rights; and (iv) if the bonds are issued against non-cash contribution for the purpose of acquisition of companies, individual business operations and equity participations in companies.

Authorized Capital (Genehmigtes Kapital)

The Management Board is authorized to increase the Company’s share capital until April 30, 2012, with the consent of the Supervisory Board, once or several times, by up to a total of € 11,500,000 through issuance of up to 11,500,000 new no-par-value ordinary bearer shares against cash and/or non-cash contribution (“Authorized Capital I/2007”). In connection therewith, the Management Board is authorized to exclude existing shareholders’ statutory subscription rights, with the consent of the Supervisory Board, once or several times, (i) if the new shares are issued against non-cash contributions; (ii) to use the new share to fulfill the Company’s obligations under warrants or convertible bonds issued or guaranteed pursuant to the authorization of the Management Board in Item 8 of the Annual Shareholders Meeting of May 25. 2007; (iii) for the purpose of introducing the Company’s stock on a foreign stock exchange or increasing its presence on foreign financial markets, and, in this context, also for covering any over-allotment option granted to the underwriting banks; and (iv) in order to exclude any fractional amounts from the subscription rights.

The Management Board is further authorized to increase the Company’s share capital until April 30, 2012, with the consent of the Supervisory Board, once or several times, by up to a total of € 3,500,000 through issuance of up to 3,500,000 new no-par-value ordinary bearer shares against cash contribution (“Authorized Capital II/2007”). In connection therewith, the Management Board is authorized to exclude existing shareholders’ statutory subscription rights, subject to the consent of the Supervisory Board, once or several times, in the case of a capital increase against cash contributions, if the issue price is not materially below the stock market price. However, such authorization shall only apply to the extent to which the shares issued with exclusion of subscription rights pursuant to Section 186(3)(4) AktG do not exceed 10% of the share capital at the time when this authorization becomes effective or when it is utilized. The 10% limit shall take into account any shares of the Company issued or sold by the Company in direct or analogous application of Section 186(3)(4) of the German Stock Corporation Act (AktG) during the duration of this authorization until its full utilization. The Management Board is also authorized to exclude existing shareholders’ statutory subscription rights, subject to the consent of the Supervisory Board, once or several times or in order to exclude any fractional amounts from the subscription rights.

The Management Board is further authorized to increase the Company’s share capital by up to € 1,151,943 by August 31, 2009 though issuance, once or several times, of up to 1,151,943 new no-par-value ordinary bearer shares against cash contribution (“Authorized Capital I/2004”). In connection therewith, the Management Board is authorized, subject to consent by the Supervisory Board, to exclude existing shareholders’ statutory subscription rights once or several times (i) if necessary to guarantee subscription rights to beneficial owners of stock options that were issued on the basis of shareholders’ authorizations of the General Meetings of May 12, 1999 (Agenda Item 8) and May 3, 2000 (Agenda Item 10.1) to members of the Management Board, members of the general management of subsidiaries, employees of the company and consultants; and (ii) if necessary to guarantee subscription rights to holders of options and warrants of the former Mitotix, Inc. as well as to former shareholders of Mitotix, Inc., on the basis of the shareholders’ authorization of the Extraordinary General Meeting of March 3, 2000 (Agenda Item 3).

Treasury Shares

At the Annual Shareholder Meeting on May 25, 2007, GPC Biotech was authorized to acquire treasury shares up to a total of 10% of the share capital existing at the time when the resolution is passed. At no time shall the total of the acquired shares and the other treasury shares owned by the Company or allocable to it pursuant to Sections 71a et seq. of the German Stock Corporation Act (AktG) constitute more than 10% of the share capital. The authorization may not be used by the Company for the purpose of trading in treasury shares. The authorization may be utilized in full or in partial amounts by the Company or its affiliated subsidiary companies or by third parties for the Company’s or any group company’s account, once or several times, in order to pursue one or several purposes. The authorization is valid until November 24, 2008. The Management Board has the right to choose whether treasury shares shall be acquired via the stock market or by means of a public offer hereafter. In the case of acquisition of the shares via the stock exchange, the amount per share paid by the Company (excluding ancillary acquisition costs) may not exceed or be less than the price determined in the XETRA opening auction (or that of a comparable successor system) on the trading day by more than 5%. In the case of acquisition through a public offer to all shareholders, (i) an offer submitted by the Company may be published or (ii) the shareholders may be asked publicly to submit offers. The rules of the German Securities Acquisition and Takeover Act must be complied with only if and to the extent to which this law is applicable to such acquisitions by the Company. In both cases, the purchase price offered or the limits of the purchase range offered per share (excluding ancillary acquisition costs) must not exceed or be less than the relevant price of a share of the Company by more than 10%. The relevant price in scenario (i) is the price determined in the XETRA closing auction on the exchange trading day prior to announcement of the offer, and in scenario (ii) the price determined in the XETRA closing auction on the last exchange trading day prior to the day on which the offers are accepted by the Company. If considerable variations in the relevant price arise in scenario (i) after publication of the formal offer, the offer may be adjusted; in this case, the corresponding price on the last exchange trading day before publication of the adjustment shall be authoritative.

The offer or request for submission of offers may provide for further conditions and for the possibility of specifying the purchase price or purchase price range during the offer period. If the offer or request for submission of offers is oversubscribed – under identical terms and conditions – acceptance must be proportional to the shares offered. Arrangements can be made to allow for privileged acceptance of small batches up to 100 shares offered per shareholder.

The Management Board is authorized to use the Company’s shares acquired on the basis of this authorization as follows:

(1) They may be cancelled, without such cancellation or its implementation requiring further resolutions by the Shareholders Meeting. Authorization of cancellation may be exercised in full or in part. In deviation of the above, the Management Board may decide that the shares shall be cancelled in a simplified procedure without capital reduction through adjustment of the pro-rata imputed amount of the other no-par-value shares in the Company’s share capital. The authorization to cancel shares may be utilized repeatedly. In the event of cancellation on the basis of the simplified procedure, the Management Board shall be authorized to adjust the number of shares cited in the articles of association.

(2) The shares may also be sold to shareholders other than via the stock exchange or an offer to shareholders, if they are sold against cash payment at a price not materially below the stock exchange quotation for shares of the Company with the same rights and preferences at the time of their sale.

(3) They may be offered and transferred to third parties – also against non-cash contribution—within the context of mergers or acquisitions of businesses or equity participations in companies.

(4) They may be offered to fulfill the Company’s obligation under warrants or convertible bonds issued or guaranteed in accordance with the authorization of the Management Board under Item 8 of the Annual Shareholder Meeting of May 25, 2007.

(5) They may be offered for purchase or transferred to third parties making substantial contributions to the realization of the Company’s corporate goals in their capacity of strategic partners of the Company or its affiliated subsidiary companies.

Authorizations may be utilized once or several times, individually or jointly. Shareholders’ subscription rights to such treasury shares shall be excluded to the extent to which these shares are used in accordance with the authorizations described under 2, 3, 4 and 5 above.

For further details regarding these authorizations we refer you to the Company’s articles of association.

Amendments to the Articles of Association

Each amendment to the Company’s articles of association requires a shareholder ‘s resolution. The shareholder resolution requires an affirmative vote of at least three quarters of the Company’s share capital present at the respective general shareholder’s meeting.

Arrangements upon a Change in Control

Pursuant to the terms of their service agreements, in the event of a change in control and termination of employment within a specified period thereof, each member of the Management Board is entitled to severance benefits in the amount of a multiple of the sum of their respective highest annual salary on or after the date of the change in control and the average of their respective last two annual bonuses received prior to the change in control (300% in the case of Dr. Seizinger as the Chairman of the Management Board, 225% in the case of the other Management Board members). In addition, in the event of a change in control, the stock options and convertible bonds do not expire for a period of five years thereafter. A change in control will generally have occurred if, as a result of any takeover, exchange or other transfer, a single shareholder or a group of shareholders acting in concert acquires more than 50% of the outstanding voting rights in GPC Biotech AG or, if as a result of a merger or reverse merger the shareholders of GPC Biotech AG prior to the effective date of such transaction cease to own more than 50% of the outstanding voting shares in the merged entity.

GPC Biotech has also made similar arrangements with a limited number of key executives pursuant to which, upon a change in control, they will receive a one-time payment equivalent to the sum of the executive’s highest annual salary on or after the date of the change in control and the average of his or her last two annual bonuses previous to the date of the change in control.

Risk Management

Structure of GPC Biotech AG’s Risk Management System

GPC Biotech is an internationally operating publicly traded biopharmaceutical company focused on anti-cancer drugs. The Company’s activities, especially in the area of drug development, expose it to many risks that are inherent to the industry and stage of the Company’s products and operations. These risks may materially adversely affect the Company’s business, operations and financial results.

It is the responsibility of the Management Board and of all employees to identify risks at an early stage, to address them proactively and to manage them responsibly. In accordance with the “Corporate Sector Supervisory and Transparency Act” (Gesetz zur Kontrolle und Transparenz im Unternehmensbereich—KonTraG), GPC Biotech has a risk management system in place that is an integral component of the management tools used to identify risk areas that could potentially harm the continuity and growth of its business.

Significant characteristics of this risk management system include:

– The designation of a member of the Management Board and an additional employee, the Risk Manager, who are responsible for risk management.

– The implementation of a risk recognition system. The Company is divided into different risk areas with assigned risk owners. These risk owners monitor risks in their areas and report any identified critical risks directly to the designated member of the Management Board or the Risk Manager.

– An annual risk inventory highlighting fundamental and systemic risks that could materially impact GPC Biotech’s business activities.

– The assessment and evaluation of risks in an annual aggregated risk report, which includes the probabilities of the occurrence of, the extent of potential damage from and proposals on how to manage highlighted risks.

– A reporting structure to facilitate the reporting of risks as quickly as possible, as well as an employee hotline for reporting possible violations of law or company policy.

– The implementation of organizational functions and controls, including, but not limited to quality assurance, safety reporting and financial controlling.

Risks Related to Drug Research and Development

At each stage of research and development, programs may be delayed or fail. The rate of failure is highest the earlier the stage of a program. However, the cost of failure tends to be higher, the later the stage of development, and pre-clinical studies and early clinical results may not accurately predict the results obtained in later stage clinical testing.

Late-stage clinical trials are the most expensive stage of drug development. Clinical programs may be delayed or terminated for a variety of reasons: patients may not be accrued to a trial in a timely manner; the Company or one of its vendors may not comply with regulatory guidelines; unexpected side effects may occur; or a trial could fail to show efficacy.

Research and development activities, manufacturing and marketing of biopharmaceutical products are subject to extensive regulation by the U.S. FDA, the European EMEA and comparable authorities elsewhere. The approval of the relevant regulatory authorities is required before a product can be sold in a given market. The regulatory approval process is intensive, time-consuming and the timing of receipt of regulatory approval is difficult to predict. In particular, the MAA for satraplatin that is currently with the EMEA may not be approved.

GPC Biotech relies significantly on third-party service providers, including to conduct clinical trials and to produce the study drugs. The Company’s drug development programs could be seriously affected if any of its vendors were unable to deliver the services or products under contract when needed or did not comply with regulatory requirements. GPC Biotech carefully monitors and audits its vendors on a regular basis and develops alternative strategies for procuring services and materials as possible.

Litigation Risk

The execution of clinical trials exposes the Company to product liability risks. The risks will increase if one of the Company’s drug candidates is launched onto the market. GPC Biotech has purchased appropriate product liability insurance for its clinical programs to mitigate this risk. However, it is possible that the Company may not be able to maintain sufficient insurance to cover claims, should any ever be made against the Company.

In both Europe and the United States the corporate governance and reporting requirements for publicly traded companies have increased significantly in recent years. Since the shares of GPC Biotech are listed on both the Frankfurt Stock Exchange and the U.S. NASDAQ Global Market, the Company is exposed to these risks in both geographical regions. In addition, shareholder lawsuits in the United States against biotech companies with drug candidates who have failed in late-stage clinical development or who have been rejected by regulators are common. In July 2007, the Company and certain of its current and former officers were sued in the United States District Court for the Southern District of New York

in three separate securities fraud class action lawsuits on behalf of all persons who purchased the securities of GPC Biotech between December 5, 2005 and July 24, 2007, inclusive. The suits have since been consolidated, a lead plaintiff has been appointed and a consolidated complaint was filed. Although the Company believes that the lawsuit is without merit, it has insurance to cover its potential liability in the lawsuit and other similar potential liabilities. However, claims against the Company could exceed the amount of the Company’s insurance, and changes in the market for insurance could limit the Company’s ability to purchase adequate insurance in the future.

While the Company invests significant time and resources into its corporate governance and compliance activities, it is possible that additional legal claims could arise in the future, particularly in the United States, which could place significant demands on the Company’s management and resources.

Additional Funding Requirements

In late 2007, the Company implemented a restructuring plan that involved significant staff reductions. It also reviewed its R&D programs to determine which ones should be advanced, partnered or stopped. At the end of fiscal year 2007, GPC Biotech had cash, cash equivalents, restricted cash and available for sale securities amounting to € 65.2 million, which is expected to be sufficient to support currently planned business operations for approximately three years. Despite those recent activities and cash control systems to carefully monitor spending, the Company may still need to raise additional funds to support existing or to initiate additional drug discovery and development programs. GPC Biotech plans to continue to invest in pre-clinical and clinical drug development activities for the foreseeable future and can give no assurance that the necessary funds will be available under reasonable terms or at all.

Dependence on Key Personnel

The Company operates in a highly competitive hiring environment. Despite the recent layoffs, the success of GPC Biotech continues to depend on the efforts and abilities of its key employees. The loss of one or more of these key personnel may significantly delay the Company’s research and development efforts. GPC Biotech offers its employees a variety of incentives, including a remuneration system rewarding outstanding performance and long-term stock option plans, as well as convertible bonds programs for senior management. Additionally, GPC Biotech invests in the further education and professional development of its employees.

Commercialization Related Risks

GPC Biotech has licensed satraplatin to Pharmion GmbH for Europe, Australia, New Zealand and the Middle East and to Yakult Honsha Co. Ltd. for Japan. Accordingly, the Company is reliant on Pharmion and Yakult with respect to regulatory filings and commercialization of satraplatin in these territories. Should Pharmion fail to gain regulatory approval in a timely manner or at all or fail to successfully commercialize satraplatin, especially in Europe, this would have a significant impact on the financial situation of the Company.

Dependence on Governmental Healthcare Spending and Controls

The ability of GPC Biotech and/or its partners to successfully commercialize the Company’s products will depend in part on the extent to which governmental authorities, private health insurers and other organizations establish appropriate reimbursement levels relating to satraplatin or future products. In Europe, pricing of drugs is subject to government control and governments may deny reimbursement or set a reimbursement level too low for the

Company to realize an appropriate return on investment. In the U.S., third-party payors are increasingly challenging the prices charged for medical products and services and cost containment measures continue to be implemented. These measures and future healthcare reforms could adversely affect the Company’s product revenues.

Intellectual Property Risks

The economic success of GPC Biotech depends, among other things, on the Company’s ability to secure patent protection for its products and key technologies and the successful defense of these patent rights against any potential third-party claims.

GPC Biotech seeks appropriate patent protection for its programs and works with experienced biotechnology and pharmaceutical patent attorneys in preparing its patent applications. However, as the patenting of biotechnological and pharmaceutical inventions is a rapidly changing area, GPC Biotech cannot exclude the general risk that appropriate patent protection may not be available for one or more of its key programs. Furthermore, GPC Biotech may need to license certain intellectual property rights owned by third parties in order to fully commercialize one or more of its key programs. The Company’s primary patents covering satraplatin expire in 2008 and 2010 in the U.S. and in 2009 in most other countries. Should satraplatin meet the criteria for patent extension under the U.S. Hatch-Waxman Act and comparable laws elsewhere, a relevant patent that covers a drug product approved in a given jurisdiction may be extended for up to five years. If the Company is unable to so extend any such patent, satraplatin could much earlier be subject to competition from third parties with their own products containing satraplatin as the active pharmaceutical ingredient.

The Company also depends on intellectual property licensed from third parties, including on licenses from Spectrum Pharmaceuticals, Inc. and Johnson Matthey Plc. for satraplatin. The termination of any of these licenses could result in the loss of significant rights, which could harm GPC Biotech’s business. These third party licensors generally retain most or all obligations to maintain, as well as the rights to assert, the intellectual property. GPC Biotech generally has no right to require these licensors to apply for new patents, except to the extent the Company participates in the creation or development of patentable intellectual property.

General Corporate Risks

After the recent setbacks with the commercialization of satraplatin, the Company needs to preserve cash and further tighten cost controls. To identify, report, monitor and proactively manage budget deviations at an early stage, the Company has in place the Enterprise Resource Planning System which has been operating successfully at all its sites for several years. The Enterprise Resource Planning System is the Company’s integrated accounting, controlling, reporting, purchasing and monitoring system. The system is the basis for an external and internal reporting system that also includes project controlling for all major drug development programs.

Overall Risk Exposure

In conclusion, GPC Biotech’s overall risk exposure is not unusual for an international, publicly traded biopharmaceutical company. The Company’s risk management system is designed to identify, monitor and actively manage risks. The Company plans to continue to further develop and improve this system during 2008.

Environmental Protection and Occupational Safety

GPC Biotech is a biopharmaceutical firm that does not have its own manufacturing operations. The Company continually strives to provide a safe working environment for its employees and to minimize the impact of its operations on the environment. The Company’s policy is to comply strictly with the requirements of federal, state and local occupational health and safety, environmental, waste management and other applicable regulations. The Company’s sites are subject to government inspections to monitor and confirm compliance with these regulations. GPC Biotech maintains all permits and licenses necessary for its operations.

Major Events after the Close of Fiscal Year 2007

Effective January 1, 2008 the Company appointed Torsten Hombeck, Ph.D. to Chief Financial Officer. Dr. Hombeck joined GPC Biotech in 1999. He has worked out of the Company’s U.S. offices as Vice President, Finance since 2002 and continues to be based in Princeton, New Jersey. Prior to joining GPC Biotech, he held positions in corporate finance and controlling, including financial oversight responsibility for South America, at Beiersdorf AG, an international branded consumer products company. Dr. Hombeck holds a Masters degree in business administration as well as a Ph.D. in Finance from the European Business School, Oestrich-Winkel, Germany.

In February 2008, the Company announced a corporate restructuring to sharpen the Company’s focus on oncology clinical development efforts and to further reduce costs. The restructuring was mainly focused on the Company’s early-stage research activities in Munich and will result in a reduction in the total workforce of approximately 38% or 38 employees.

In addition, the Company announced that, by mutual consent, Elmar Maier, Ph.D., Chief Operating Officer/Martinsried and Senior Vice President, Business Development, and Sebastian Meier-Ewert, Ph.D., Senior Vice President and Chief Scientific Officer retired from their positions on the Management Board of the Company to allow for an appropriate resizing of the Board, given the reduced size of the Company. Both Dr. Maier and Dr. Meier-Ewert remain dedicated to the Company as advisors.

In February 2008 the Company also reported that it had decided to discontinue internal development of its monoclonal antibody, 1D09C3. The rationale for this decision is discussed in the R&D section.

Outlook

This section contains forward-looking statements which express the current beliefs and expectations of the management of GPC Biotech, including financial projections and forecasts relating to the Company’s operations and financial situation. Such statements are subject to risks and uncertainties, such as those described in the risk factors section of this Management Report. Actual results could differ materially depending on a number of factors, and investors should not place undue reliance on the forward-looking statements contained herein.

Economy and Biotechnology Industry

The International Monetary Fund (IMF) is predicting that worldwide growth will decline to 4.1% for 2008, dragged down by an anticipated slowdown in the U.S. economy. Continued problems in the U.S. housing market have caused a credit squeeze in the U.S. and Europe. Economic slowdowns in these regions are expected to lead to fewer imports from developing nations, thus affecting growth worldwide. While the IMF predicts that the U.S.

will avoid a recession, economic growth is expected to slow to 1.5%. Growth in the 15-country euro zone for 2008 is expected to slow to 1.6%, down from 2.6% in 2007. In Germany, economists are predicting that the economy will continue to grow during 2008, although at a somewhat slower rate than the 2.5% seen in 2007.

Biotech investors are more optimistic than expected for 2008, according to a report by BioCentury, with opportunities particularly seen in mid-cap companies. However, it is believed that generalists have pulled out of the healthcare sector altogether, making for fewer buyers, particularly for companies not in the large cap tier. Investors are now also far more cautious about investing in the run up to major binary events, such as the release of clinical data, and they are now more focused on revenues and profits. Mergers and acquisitions activities are expected to be critical to industry stock performance in 2008, with buyers of U.S. firms expected to come from outside the U.S., particularly Japan.

Employees

During the first half of 2007, GPC Biotech significantly increased its headcount in the commercialization group, including building a sales force in anticipation of potentially launching satraplatin in the second half of 2007. Following disappointing overall survival results in the Phase 3 trial with satraplatin in second-line hormone-refractory prostate cancer, the Company significantly reduced its headcount in both the U.S. and in Germany. The Company announced a further reduction in headcount in February 2008, mainly affecting early stage research activities in Munich. GPC Biotech now expects headcount to remain stable during the rest of 2008 with approximately 70 employees worldwide. However, this could change depending on corporate activities.

Financial Goals

Revenues: Overall, the Company expects revenues to decline in 2008 compared to 2007. A decision on the Marketing Authorization Application for satraplatin in Europe is expected in the second half of 2008. If the decision were favorable, GPC Biotech would receive from its partner Pharmion (now Celgene Corporation) a milestone payment of approximately € 13.6 million. The Company may enter into additional partnerships; however, the timing and likelihood of such agreements is highly unpredictable.

Expenses: For 2008 the Company expects R&D expenses to be lower than 2007. Headcount has been reduced significantly and the Phase 3 satraplatin SPARC trial has been mostly completed. However, the Company will continue to incur certain costs related to ongoing management and eventual completion of the SPARC trial. The Company will carefully consider additional financial commitments before new satraplatin trials are opened. GPC Biotech is obligated to pay to Spectrum Pharmaceuticals milestone payments for certain regulatory and commercialization achievements, as well as a certain percentage of milestone payments the Company receives under any sublicense agreements for satraplatin, such as the agreements with Pharmion and Yakult. The RGB-286638 compound is expected to enter Phase 1 clinical testing during 2008. G&A expenses are expected to decrease significantly during 2008 as the Company has sharply reduced its headcount.

Net income will be impacted by the developments described above.

Cash Burn: The year-end 2007 cash and equivalents of € 65.2 million is expected to be sufficient to support currently planned business operations for approximately three years.

Corporate Goals: During 2008 and 2009, GPC Biotech plans to focus on broadening its clinical development pipeline through potential M&A and possibly in-licensing opportunities. Results from several clinical trials involving satraplatin are expected to be presented at major medical meetings during 2008, including the Annual Meeting of the American Society for Clinical Oncology (ASCO), and a decision on the satraplatin MAA in Europe is expected in the second half of 2008. The Company expects to move RGB-286638 into the clinic during 2008 and is working to move another kinase inhibitor product candidate, RGB-344064, through pre-clinical testing.

GPC Biotech AG

Consolidated Balance Sheets

December 31, December 31,

(in thousand €, except share and per share data) 2007 2006

Assets

Current assets:

Cash and cash equivalents 49,681 38,336

Marketable securities and short-term investments 14,077 57,186

Accounts receivable 984 11

Accounts receivable, related party — 395

Prepaid expenses 874 1,299

Other current assets 2,229 2,970

Restricted Cash 1,269 —

Total current assets 69,114 100,197

Property and equipment, net 3,070 4,259

Intangible assets, net 164 405

Other assets, non-current 851 1,127

Restricted cash 187 1,531

Total assets 73,386 107,519

Liabilities and shareholders’ equity

Current liabilities:

Accounts payable 2,826 2,262

Accrued expenses and other current liabilities 10,445 14,346

Current portion of deferred revenue, related party — 896

Current portion of deferred revenue 4,332 7,240

Total current liabilities 17,603 24,744

Deferred revenue, net of current portion 13,989 9,103

Convertible bonds 3,191 3,108

Accrued loss on sublease contract — 3,389

Shareholders’ equity:

Ordinary shares, € 1 non-par, notional value

shares authorized: 70,383,150 at December 31, 2007 and

62,695,630 December 31, 2006

shares issued and outstanding: 36,836,853 at December 31, 2007 and 33,895,444 at December 31, 2006 36,837 33,895

Subscribed Shares — 334

Additional paid-in capital 369,521 328,171

Accumulated other comprehensive loss (5,040) (1,755)

Accumulated deficit (362,715) (293,470)

Total shareholders’ equity 38,603 67,175

Total liabilities and shareholders’ equity 73,386 107,519

See accompanying notes to the consolidated financial statements.

GPC Biotech AG

Consolidated Statements of Operations

Year ended December 31,

(in thousand €, except share and per share data) 2007 2006

Collaborative revenues (a) 18,022 22,252

Grant revenues 293 422

Total revenues 18,315 22,674

Research and development expenses 51,437 64,707

General and administrative expenses 39,199 23,834

Amortization of intangible assets 218 325

Total operating expenses 90,854 88,866

Operating loss (72,539) (66,192)

Other (expense) income, net (519) (2,316)

Interest income 3,972 4,152

Interest expense (159) (90)

3,294 1,746

Net loss before cumulative effect of

change in accounting principle (69,245) (64,446)

Cumulative effect of change in accounting principle — 433

Net loss (69,245) (64,013)

Basic and diluted loss per share, in euro (1.91) (1.95)

Shares used in computing basic and

diluted loss per share 36,181,956 32,840,480

(a) Revenues from related party

Collaborative revenues — 7,054

See accompanying notes to the consolidated financial statements.

GPC Biotech AG

Consolidated Statements of Cash Flows

Year ended December 31,

(in thousand €) 2007 2006

Cash flows from operating activities:

Net loss (69,245) (64,013)

Adjustment to reconcile net loss to net cash used in

operating activities:

Depreciation 1,607 1,532

Amortization 218 325

Compensation cost for stock option plans, convertible bonds and SAR 3,491 6,938

Loss accrual on sublease contract (1,571) 2,161

Cumulative effect of change in accounting principle - (433)

Accrued interest income on marketable securities

and short term investments — 293

Other than temporary impairment on investments — 390

Bond premium amortization 208 562

(Gain)/loss on disposal of property and equipment 29 (24)

Impairment of property plant and equipment 897 -

Changes in operating assets and liabilities:

Accounts receivable, related party 395 1,041

Accounts receivable (973) 31,313

Other assets, current and non-current 1,272 548

Accounts payable 747 271

Deferred revenue, related party (896) (5,307)

Deferred revenue 1,978 (15,259)

Other liabilities and accrued expenses (5,062) 3,049

Other 186 (9)

Net cash used in operating activities (66,719) (36,622)

Cash flows from investing activities:

Purchases of property, equipment and licenses (1,581) (1,878)

Proceeds from the sale of property and equipment 117 45

Proceeds from the sale of marketable securities

and short-term investments 42,311 25,445

Purchases of marketable securities

and short-term investments - (19,906)

Net cash provided by investing activities 40,847 3,706

Cash flows from financing activities:

Proceeds from issuance of shares, net of payments for costs of transac 32,633 36,080

Proceeds from issuance of convertible bonds 1,006 970

Repayment of convertible bonds (485) -

Proceeds from subscribed shares and exercise of stock options and convertible bonds 7,261 4,543

Net cash provided by financing activities 40,415 41,593

Effect on exchange rate changes on cash (3,130) (835)

Changes in restricted cash (68) (65)

Net increase (decrease) in cash 11,345 7,777

Cash and cash equivalents at beginning of year 38,336 30,559

Cash and cash equivalents at end of year 49,681 38,336

Supplemental Information:

Cash paid for interest 159 94

See accompanying notes to the consolidated financial statements.

GPC Biotech AG
Consolidated Statements of Changes in Shareholders' Equity
(in thousand €, except share data)

	Ordinary shares						
	Shares	Amount	Subscribed Shares	Additional Paid in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Equity
Balance at December 31, 2005	30,151,757	30,152	-	284,931	(2,093)	(229,457)	83,533
Components of comprehensive loss:							
Net loss						(64,013)	(64,013)
Change in unrealized gain/(loss) on available-for-sale securities					615		615
Accumulated translation adjustments					(277)		(277)
Total comprehensive loss							(63,675)
Cummulative effect of change in accounting principle				(433)			(433)
Issuance of shares	2,860,000	2,860		33,220			36,080
Exercise of stock options and convertible bonds	883,687	883	334	3,515			4,732
Compensation cost for stock options and convertible bonds				6,938			6,938
Balance at December 31, 2006	33,895,444	33,895	334	328,171	(1,755)	(293,470)	67,175
Components of comprehensive loss:							
Net loss						(69,245)	(69,245)
Change in unrealized gain/(loss) on available-for-sale securities					(590)		(590)
Accumulated translation adjustments					(2,695)		(2,695)
Total comprehensive loss							(72,530)
Cummulative effect of change in accounting principle							
Issuance of shares	1,564,587	1,565		31,068			32,633
Exercise of stock options and conversion of convertible bonds	1,376,822	1,377	(334)	6,656			7,699
Compensation cost for stock options and convertible bonds				3,626			3,626
Balance at December 31, 2007	36,836,853	36,837	-	369,521	(5,040)	(362,715)	38,603

See accompanying notes to the consolidated financial statements.

1. Nature of Business and Organization

GPC Biotech AG is a publicly traded biopharmaceutical company focused on discovering, developing and commercializing new anticancer drugs. GPC Biotech AG (hereafter referred to as “GPC Biotech” or “the Company”) is incorporated in the Federal Republic of Germany and has its registered offices and corporate headquarters in Martinsried/Munich (Germany). It’s wholly owned U.S. subsidiary is located in Princeton, New Jersey.

The Company’s lead product candidate is satraplatin, an oral platinum-based anticancer agent. In February 2007, the Company completed a New Drug Application (NDA) submission for satraplatin based on the results of a Phase 3 trial, called the SPARC trial, in second-line hormone refractory prostate cancer. The results showed a statistically significant improvement in progression-free survival. Based on these results, the Company requested accelerated approval in the U.S. for satraplatin. That submission was accepted by the U.S. Food and Drug Administration (FDA) and granted priority review status. In July 2007, an FDA advisory panel recommended that the agency await the final overall survival results from the trial before determining if the satraplatin NDA submission was approvable. Based on this recommendation, GPC Biotech withdrew the satraplatin NDA. In late October 2007, the Company announced that satraplatin did not demonstrate an improvement in overall survival in the total patient population in the SPARC trial.

In Europe, the Company’s partner Pharmion submitted a Marketing Authorization Application (MAA) for satraplatin in mid-2007. That submission was accepted by the European Medicines Agency (EMEA) and a decision on the filing is expected in the second half of 2008.

In June 2007, GPC Biotech announced a partnership for satraplatin in Japan with Yakult Honsha Co. Ltd. Under the terms of the agreement, Yakult gained exclusive commercialization rights to satraplatin for Japan and took the lead in developing the drug in that country.

Following the disappointing overall survival results from the SPARC trial, GPC Biotech began the process of implementing a new strategic plan, which involved drastically reducing costs and exploring opportunities to combine with or acquire other companies that could complement GPC Biotech’s own programs and expand its asset portfolio. In addition, the Company undertook a detailed evaluation of all existing research and development programs. This included conducting extensive analyses of the SPARC trial survival data to gain a better understanding of the overall survival results; evaluating all ongoing and planned trials with satraplatin to determine the future development path for this compound; and reviewing all other ongoing research and development programs to determine which ones should be moved forward, partnered or stopped. The Company is continuing to implement this plan.

As a biopharmaceutical company, the Company is subject to risks common to companies in the biotechnology industry including, but not limited to, product development risks, new technological innovations, protection of proprietary technology, compliance with government regulations, dependence on key personnel, the need to obtain additional financing, uncertainty of market acceptance of products, and product liability.

2. Adjustment of Quarterly Financial Statements

Beginning January 1, 2006, the Company adopted Statement of Financial Accounting Standards No.123(R), *Share-Based Payment*, ("SFAS 123(R)") to account for the Company's share based compensation arrangements. All of the Company's share compensation plans impose on the beneficiary a holding period, a four-year vesting schedule and certain market-related performance hurdles, all of which have to be met prior to exercising any options.

Under SFAS 123(R), a company whose compensation plans feature both a service and a market condition is required to use a "requisite service period" which is an estimated period, determined by identifying the longer of an estimated derived service period and the explicit service period (the contractual vesting period). The "derived service period" is an estimated period that assesses when a beneficiary would actually exercise the instrument, using a Monte Carlo simulation described in greater detail below.

The detailed calculations and requirements of SFAS 123(R) are complex. In the fourth quarter of 2007, the Company determined that based on SFAS 123(R) it was not able to use the explicit service period for recognizing stock based compensation over time but that it had to use the longer derived service period. Based on this determination, the Company was required to adjust previously reported share-based compensation expense to reduce the amount previously charged to expense and to recognize the related fair value of the awards over the derived service period.

Below is a summary of the adjustments and their impact on the relevant line items (in thousand €, except for share data) for the quarters ended March 31, June 30, September 30, and December 31, 2007:

As previously reported **2007**

	Q1	Q2	Q3	Q4	Total
R&D expense	13,040	15,527	15,128	7,742	51,437
G&A expense	11,023	12,376	13,833	1,967	39,199
Total operating expense	24,154	27,993	28,980	9,727	90,854
Operating loss	(20,315)	(24,606)	(20,063)	(7,555)	(72,539)
Net loss	(19,157)	(23,665)	(19,973)	(6,540)	(69,245)
Loss per share	(0.54)	(0.66)	(0.55)	(0.16)	(1.91)

As revised

	Q1	Q2	Q3	Q4	Total
R&D expense	12,238	14,976	14,568	9,655	51,437
G&A expense	9,807	11,389	12,453	5,550	39,199
Total operating expense	22,136	26,455	27,040	15,223	90,854
Operating loss	(18,297)	(23,068)	(18,123)	(13,051)	(72,539)
Net loss	(17,139)	(22,127)	(18,033)	(11,946)	(69,245)
Loss per share	(0.48)	(0.61)	(0.50)	(0.32)	(1.91)

Q1 2007 "As revised" numbers in the table above include a reduction of share-based compensation expense applicable to 2006 and determined by management to be immaterial to both 2006 and 2007 interim and annual periods.

3. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accompanying Consolidated Financial Statements present the operations of GPC Biotech AG and its subsidiary. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (“U. S. GAAP”). Amounts are stated in thousands of Euro (€ thousand) except as otherwise indicated.

Use of Estimates

The preparation of financial statements in conformity with the U. S. GAAP requires the use of estimates and assumptions. These affect the reported amounts of assets and liabilities and the contingent assets and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant assumptions are utilized in determining values of accruals, tax assets and liabilities, provisions for litigation and restructuring charges. Estimates are also used in applying the revenue recognition policy and accounting for stock-based compensation costs. Actual values may vary from the estimates. The estimates and assumptions are continually reviewed by management.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, GPC Biotech Inc. All significant intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents

In accordance with Statement of Financial Accounting Standards No. 95, Statement of Cash Flows, (“SFAS 95”), short-term, highly liquid instruments with a maturity of three months or less that are readily convertible to known amounts of cash are considered cash and cash equivalents. Cash and cash equivalents are carried at cost which approximates their fair values.

Marketable Securities and Short-Term Investments

The Company classifies and accounts for its marketable securities as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, (“SFAS 115”). Available-for-sale securities are measured at fair value in the consolidated balance sheets, with unrealized gains and losses included in accumulated other comprehensive income (loss). All available-for-sale securities are classified as current assets as the funds are highly liquid and are available to meet working capital needs and to fund current operations.

Other-Than-Temporary Impairment

In accordance with Financial Accounting Standards Board (“FASB”) Staff Position 115-1,

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, (“FSP 115-1”), available-for-sale marketable securities and investments which incur a decline in value below cost that is judged to be other than temporary are considered impaired. The Company considers all available evidence such as market conditions and prices, investee-specific factors, and the duration and extent to which fair value is less than cost in evaluating potential impairment of its marketable securities and investments. Impairments are recognized in earnings in the period in which the decline in value is judged to be other than temporary and a new cost basis in the marketable security or investment is established.

As a general policy, the Company does not invest in equity securities for cash management purposes. Any equity securities owned by the Company were acquired as part of licensing agreements.

Restricted Cash

Restricted cash represents amounts held in interest bearing escrow accounts as security deposits related to facility leases.

Concentration of Credit Risk

The Company’s financial instruments that are potentially subject to credit risk consist primarily of cash and cash equivalents and marketable securities and short-term investments. The Company invests cash not used in current operations in accordance with its investment policy which is limiting investments to those that have relatively short maturities and that are placed with highly rated issuers. Marketable securities and short-term investments include bonds from corporate issuers. The Company believes its established guidelines for investment of excess cash maintain preservation of capital and liquidity through its policy on diversification and investment maturity. The maximum loss that could occur if one single bond issuer defaults on its bond obligations would be €10 million as of December 31, 2007.

One collaboration partner, Pharmion, accounted for €16,315,000 of total revenues in 2007 representing 89% and €14,948,000 of total revenues in 2006 representing 66%. Another collaboration partner, ALTANA Pharma, accounted for €1,596,000 of total revenues in 2007 representing 9% and €7,054,000 of total revenues in 2006 representing 31%. No other partners or customers accounted for more than 10% of total revenues in 2007 or 2006.

Segment Information

Statement of Financial Accounting Standards No. 131, Disclosures about the Segments of an Enterprise and Related Information, (“SFAS 131”), establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about the products and services, geographic areas and major customers.

The Company operates in one business segment, which primarily focuses on discovery, development and commercialization of anticancer drugs. The Company’s revenue is derived primarily from co-development and research collaborations with life science companies. Additional revenue is derived from governmental grants for specific research and development programs. The results of operations are reported to the Company’s chief operating decision-makers on an aggregate basis.

The total book value of long-lived assets located outside of the Company’s home location of Germany was €958,000 and €1,940,000 at December 31, 2007 and 2006, respectively. All of these assets were located in the United States of America.

Revenues from external customers attributed to the Company’s home location of Germany were €18,266,000, and €22,596,000 in the years ended December 31, 2007, and 2006, respectively. Revenues from external customers attributed to locations outside of Germany were €49,000 and €78,000 in the years ended December 31, 2007 and 2006, respectively. Revenues are attributed to countries based on the location of the Company’s legal entity that is party to the underlying contract.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and any impairment in value. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful Life

Computer equipment and related software 3 years

Office equipment 5-10 years

Laboratory equipment 5 years

Furniture and fixtures 5 years

Leasehold improvements Lesser of useful life or life of lease

Intangible Assets

Intangible assets primarily include specifically identified intangible assets acquired in a business combination and in an asset acquisition and are stated at cost less accumulated amortization and any impairment in value. Amortization of intangible assets is computed using the straight-line method over the estimated useful lives of the assets.

The estimated useful life of major intangible assets is as follows:

Estimated Useful Life

Patents and licenses 10 years

Other intangible assets 5 years

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, (“SFAS 144”), the Company reviews long-lived assets and certain identifiable intangible assets for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indicators that result in reviewing our long-lived assets for impairment are, among others, termination of research programs, restructuring programs, equipment obsolescence, idle equipment, or vacating of facilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or measured by discounted estimated future cash flows.

Fair Value of Financial Instruments

The carrying amounts of financial instruments such as cash and cash equivalents; trade receivable and payable and accrued expenses approximate their fair value due to their short-term nature. Available-for-sale marketable securities are carried at fair value based on quoted market prices. Fair values of investments are disclosed in Footnote 6, Marketable Securities and Short Term Investments.

Revenue Recognition

The Company’s revenues consist of fees earned from co-development and licensing arrangements, research and development collaboration agreements, and grant revenues. Revenues from co-development and licensing agreements and from research and development collaborations agreements generally consist of licensing fees and/or technology access fees, reimbursement fees, payments from a partner for shared development costs, fees for research and development support, as well as milestone and royalty payments. Revenues from grants generally consist of reimbursements of a portion of expenses incurred in performing research in specified projects.

The Company follows the provisions of the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104, Revenue Recognition, (“SAB 104”), Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, (“EITF 00-21”), and EITF Issue No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, (“EITF 99-19”), for revenue recognition. Applying SAB 104, EITF 00-21 and EITF 99-19 requires significant management judgments. Circumstances and conditions can change and may cause the amount of revenue recognized in future periods to increase or decrease. The fluctuation of exchange rates will also impact the value of foreign currency denominated collaborations.

SAB 104: Revenue Recognition

In accordance with SAB 104, revenue is recognized when it is realized or realizable and earned:

•Persuasive evidence of an arrangement exists

•Delivery has occurred

•The monetary consideration is fixed or determinable and collectability is reasonably assured.

EITF 00-21: Revenue Arrangements with Multiple Deliverables

When evaluating multiple- element arrangements, the Company follows the provisions of EITF 00-21 which addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. The Company’s deliverables include items such as; the transfer of knowledge, transfer of product and involvement in joint steering committees. The Company analyzes whether an obligation is considered a deliverable using the following criteria:

•obligation is explicitly referred to in a contractual arrangement;

•requires distinct action by the Company;

•if not completed would result in a significant contractual penalty, or

•if included or excluded from the arrangement would cause the arrangement fee to vary by more than an insignificant amount.

A multiple-element arrangement is separated into more than one unit of accounting if all of the following criteria are met:

•The delivered item(s) has value to the client on a stand-alone basis

•There is objective and reliable evidence of the fair value of the undelivered item(s); and

•If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the company

If these criteria are not met, the Company accounts for the arrangement as single unit of accounting which would result in revenue being recognized ratably over the period of the Company’s substantial continuing involvement or being deferred until the earlier of when SAB104 criteria are met or when the last undelivered element is delivered. If these criteria are met for each element and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the Company allocates the arrangement consideration to separate units of accounting based on each unit’s relative fair value. There may be cases, however, in which there is objective and reliable evidence of fair value of the undelivered item(s) but no such evidence for the delivered item(s). In those cases, the Company employs the residual method to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered item(s) equals the total arrangement consideration less the aggregate fair value of the undelivered item(s).

EITF 99-19: Reporting Revenue Gross as a Principal Versus Net as an Agent

In accordance with the criteria of EITF 99-19, the Company recognizes revenue gross when it acts as a principal, has discretion to choose suppliers, bears credit risk and performs part of the services required in the transaction. If the above criteria are not met, the Company recognizes revenue net of related costs.

Licensing Arrangements

The Company generally receives non-refundable upfront fees upon signing of a licensing agreement. These fees generally include licensing fees, technology access fees and initiation fees. All non-refundable upfront fees received or to be received under these arrangements are recognized when SAB 104 revenue recognition criteria are met, ratably over the term of the agreements, as this is the period over which the license is granted or the Company is substantially and continually involved.

Co-Development Arrangements

Revenue recognized from partners in co-development arrangements is generally based on a fixed-percentage of agreed upon research, development and commercialization costs incurred by the Company. Revenue from these co-development arrangements are recognized on a gross basis as collaboration revenue in the consolidated statement of operations as the related costs are incurred. If payments are received prior to the activity having been performed, these amounts are deferred and recognized in future periods when the co-development costs are incurred.

Milestone Payments

Milestone payments are recognized as revenue when the performance obligations, as defined in the contracts, are achieved. Performance obligations typically consist of significant milestones in the life cycle of the related technology or product candidate, such as initiation of clinical trials, filing for approval with regulatory agencies and approvals by regulatory agencies. These milestone payments are generally tied to a specific performance condition and are recognized in full when the performance obligation is met. The reaching of a milestone is evidenced by a milestone confirmation letter that is signed and dated by both parties. In the absence of such milestone confirmation, no milestone revenue is recognized, unless there is other persuasive evidence that the milestone event has been reached and the milestone fee has been earned.

Grant Revenues

Grant revenues from governmental agencies for the support of specific research and development projects are recorded as revenue to the extent the related expenses have been incurred and billed in accordance with the terms of the grant.

Research and Development

Research and development (R&D) expenses include salaries, benefits, and other headcount related costs; clinical trial and related clinical manufacturing costs; contract and other outside service fees; employee stock-based compensation expense; and facilities and overhead costs. R&D expenses consist of independent R&D costs and costs associated with collaborative R&D and in-licensing arrangements. In addition, we acquire R&D services from other companies and fund research institutions under agreements which we can generally terminate at will. R&D costs, including upfront fees and milestones paid to collaborators, are expensed as incurred, if the underlying assets are determined to have no alternative future use. The costs of the acquisition of technology are capitalized if they have alternative future uses in other R&D projects or otherwise.

Milestone payments to other parties are expensed when the liability is incurred, which is when the milestones are deemed probable. Milestone payments are included in research and development expenses.

Fees paid to contract research organizations to conduct clinical trials are expensed as incurred.

Income Tax

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, (“SFAS 109”). SFAS 109 requires the use of the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization.

As of January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109, (“FIN 48”). FIN 48 creates a single model to address accounting for uncertainty in tax positions taken or expected to be taken in a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained, based solely on its technical merits.

Foreign Currency

The functional currency of GPC Biotech AG is the Euro whereas the functional currency of GPC Biotech Inc. is the U.S. dollar. All balance sheet items have been converted into Euros using the exchange rate at the balance sheet date and all items in the statement of operations have been converted into Euros at an average exchange rate for the year. The effect of the translation is shown as a separate component of shareholders’ equity.

Gains and losses resulting from foreign currency transactions denominated in a currency other than the functional currency are recorded at the approximate rate of exchange at the transaction date. For the year ended December 31, 2007, the Company recorded net foreign currency gains of €221,000. For the year ended December 31, 2006, the Company recorded a net foreign currency loss of €2,141,000, which is recorded in other income (expense), net.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions for stock-based awards granted to employees using the modified prospective transition method provided by Statement of Financial Accounting Standards No.123(R), Share-Based Payment, (“SFAS 123(R)”). Compensation cost of equity awards are measured at grant date, based on the fair value of the award, and is recognized as expense over the employee requisite service period which is the longer of the explicit service period stipulated in the contract or the derived service period. The derived service period is inferred from valuation techniques used by the Company to estimate fair value. Awards are considered vested when the requisite service period has been rendered. Liability awards vest upon the achievement of certain performance conditions. Compensation expense is recognized when these events are deemed probable. Compensation expense is recorded in research and development and general and administrative expense in the Consolidated Statement of Operations. According to the prospective transition method, the previously issued financial statements were not adjusted. See Footnote 15 for additional information.

New Accounting Pronouncements

Accounting Pronouncements Adopted in 2007

As of January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109, (“FIN 48”). FIN 48 creates a single model to address accounting for uncertainty in tax positions taken or expected to be taken in a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained, based solely on its technical merits. The Company has certain deferred tax assets as a result of several years of losses from operations and currently has a full valuation allowance for those deferred tax assets and has not recognized any benefits from tax positions in earnings. Accordingly, the adoption of the provisions of FIN 48 did not have a material impact on the Company’s financial statements. In May 2007, the FASB issued Staff Position 48-1, Definition of Settlement in FASB Interpretation No. 48, (“FIN 48-1”).

FIN 48-1 provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Company adopted FIN 48-1 retroactively to the adoption of FIN 48. The adoption of FIN 48-1 did not have a material impact on the Company’s financial statements.

New Accounting Pronouncements Issued in 2007

On June 14, 2007, the FASB ratified EITF 07-3, Accounting for Non-Refundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities, (“EITF 07-3”). EITF 07-3 requires that all non-refundable advance payments for research and development activities that will be used in future periods be capitalized until used. In addition, the deferred research and development costs need to be assessed for recoverability. EITF 07-3 is applicable for fiscal years beginning after December 15, 2007 and is to be applied prospectively without the option of early application. The Company does not expect this issue to have a material effect on its financial statements.

On December 4, 2007, the FASB issued Statement No. 141(R), Business Combinations, (“SFAS 141(R)”). The objective of this statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141 (R) requires the new acquiring entity to recognize all assets acquired and liabilities assumed in the transactions; establishes an acquisition-date fair value for said assets and liabilities; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and fully discloses to investors the financial effect the acquisition will have. This statement shall be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company does not expect this issue to have a material effect on its financial statements.

On December 4, 2007, the FASB issued Statement No.160, Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51, (“SFAS 160”). The objective of this statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its consolidated financial statements. SFAS 160 requires all entities to report minority interests in subsidiaries as equity but separate from the parent’s equity in the consolidated financial statements and the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly indentified and presented on the face of the consolidated statement of income. It also requires entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This statement shall be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. SFAS 160 requires retrospective adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. Early adoption is prohibited. The Company does not expect this issue to have a material effect on its financial statements.

On December 12, 2007, the FASB ratified EITF 07-1, Accounting for Collaborative Arrangement, (“EITF 07-1”). EITF 07-1 requires participants in a collaborative arrangement to present the results of activities for which they act as the principal on a gross basis and to report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative or a reasonable, rational, and consistently applied accounting policy election. Significant disclosures of the collaborative agreements are also required. EITF 07-1 is effective for annual periods beginning after December 15, 2008 and to be applied retrospectively for collaborative arrangements existing at December 15, 2008 as a change of accounting principle. The Company does not expect this issue to have a material effect on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard becomes effective on January 1, 2008, and early adoption is encouraged. Currently this statement only affects the Company to the extent its financial assets are carried at fair value. The adoption of SFAS 157 will not have an impact on the Company’s financial position or results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159,

The Fair Value Option for Financial Assets and Financial Liabilities, (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain items at fair value that are not currently required to be measured at fair value. The effective date for SFAS 159 is January 1, 2008, and early adoption is permitted, provided early adoption of SFAS 157 is employed. There will be no impact on the Company’s financial position or results of operations as the result of the adoption of SFAS 159.

4. Product Candidate Development and Licensing Activities

2007

In June 2007, the Company entered into a license agreement with Yakult Honsha Co. Ltd. (“Yakult”) for satraplatin in Japan. Under the terms of the agreement, Yakult gained exclusive commercialization rights to satraplatin for Japan and is taking the lead in developing the drug in that country. Under the agreement, Yakult was required to make an upfront payment of ¥1.2 billion (€7.4 million) to the Company as reimbursement for past satraplatin development expenses. Payment was received in July 2007, net of a withholding tax payment to the Japanese government totalling €0.7 million. The tax payment was recorded in other expense in 2007.

This license agreement has been accounted for as one accounting unit, following the guidance provided by EITF 00-21. The upfront payment of ¥1.2 billion (€7.4 million) for the reimbursement of past satraplatin development expenses has been deferred and will be recognized over the Company’s period of substantial involvement which was initially not determinable. Due to the recent topline overall survival results of the SPARC Trial, announced in late October 2007, which showed that satraplatin did not demonstrate an improvement in overall survival in the total patient population, the Company has not been able to estimate this period and will continue to defer the revenue until the impact of the overall survival results, upon the timing of the related product development plan, can be reliably determined.

Also, according to the license agreement, Yakult is obligated to make additional payments to the Company based on the achievement of certain regulatory filing and approval milestones. These revenues, if any, will be recognized when the milestone is achieved. In addition, the Company will receive a minimum of 21.1% royalties on net sales of satraplatin in Japan.

In March 2007, GPC Biotech entered into a development and supply agreement with a biologics supplier under which the biologics supplier agreed to: (1) develop a high-productivity cell line and develop and scale-up a robust manufacturing process and (2) produce quantities of 1D09C3 bulk drug substance for clinical development and commercial supply. In February 2008, the Company announced that it had decided to discontinue internal development of 1D09C3. Whereas the agreement remained in place as of December 31, 2007, no further payments were outstanding to the supplier as of that date. All prior payments related to this agreement were charged to research and development expenses as services were rendered, all of which have been expensed as of December 31, 2007.

Prior to 2007

Effective December 19, 2005, the Company entered into a co-development and license agreement with Pharmion GmbH (Pharmion), a wholly owned subsidiary of Pharmion Corporation, whereby Pharmion was granted exclusive commercialization rights in certain territories for satraplatin for the treatment of cancer in humans. Pharmion’s territories are Europe, Turkey, the Middle East, Australia and New Zealand, while GPC Biotech retains rights to all other territories including North America, South America and parts of Asia, including Japan. Under the terms of the agreement, Pharmion made an upfront payment of $37.1 million to GPC Biotech, including an $18 million reimbursement fee for costs previously incurred related to the development of satraplatin (a cost reimbursement) and $19.1 million to fund ongoing and certain future clinical development activities to be conducted jointly by Pharmion and GPC Biotech. Under the terms of the agreement, the companies are to pursue a joint development plan for satraplatin in a variety of tumor types and to share global development costs for at least one additional registration trial, for which Pharmion made an additional commitment of $22.2 million, in addition to the $37.1 million in initial payments received in January 2006. Pharmion will also pay GPC Biotech $30.5 million based on the achievement of certain regulatory filing and approval milestones for the first indication, and up to an additional $75 million for up to five subsequent EMEA approvals for additional indications. GPC Biotech will also receive royalties on sales of satraplatin in Pharmion’s territories at rates of 26.25 to 30 percent on annual sales up to $500 million, and 34 percent on annual sales over $500 million. Pharmion will pay GPC Biotech sales milestones totaling up to $105 million, based on the achievement of significant annual sales levels in the Pharmion territories. Pharmion and GPC Biotech will lead regulatory and commercial activities in their respective territories. The two companies also signed a separate supply agreement.

Based on the guidance included in EITF 00-21, the Company has used the residual method to assess the fair value of the multiple deliverable elements in this agreement. The $18 million upfront cost reimbursement is recognized as revenue ratably over the period of substantial involvement of the Company in the development activities. The $19.1 million for shared development costs are treated as prepaid development costs are recognized as shared development costs as incurred. Revenues resulting from the supply agreement, royalties and milestone payments will be recognized when earned. Revenues, if any, from substantive milestones achieved under the agreement with Pharmion are recognized immediately when achieved.

In November 2007, Pharmion and Celgene Corporation announced the acquisition of Pharmion by Celgene. That acquisition closed on March 7, 2008. GPC Biotech plans to discuss satraplatin development plans in more detail with Celgene now that this transaction has closed. GPC Biotech does not believe this acquisition will have an impact on the co-development and license agreement for satraplatin between the Company and Pharmion.

On December 17, 2004, the Company licensed to Debiopharm S.A. (“Debiopharm”) the exclusive, worldwide rights to develop and commercialize the Company’s pre-clinical small molecule MHC class II antagonists program. On July 30, 2007, Debiopharm notified the Company that it was terminating this license agreement, which became effective in January 2008. Upon the effective termination date, all rights, licenses and grants were returned to GPC Biotech.

On September 30, 2002, the Company signed an agreement with Spectrum Pharmaceuticals, Inc. (“Spectrum”), (formerly NeoTherapeutics, Inc.) granting GPC Biotech the exclusive worldwide license to satraplatin for the treatment of cancer in humans. An initial licensing fee of $2 million was paid to Spectrum upon signing. In October 2003, another licensing fee was paid upon the dosing of the first patient in a registrational Phase 3 study in the amount of $2 million (approximately €1.7 million), consisting of a $1 million cash payment and a $1 million equity investment. The equity investment in Spectrum represents 128,370 shares of Spectrum. Under the terms of the agreement, GPC Biotech will also pay milestones totaling up to $18 million. Subject to certain limitations, Spectrum is entitled to receive a share of sublicense fees received by GPC Biotech if the Company enters into a licensing agreement with other companies. Under the terms of the agreement, GPC Biotech or its sublicensees will fully fund development and commercialization expenses for satraplatin.

During 2007, the U.S. FDA and the EMEA in Europe accepted the Company’s filing of the NDA and the MAA for satraplatin for patients with hormone-refractory prostate cancer (HRPC) whose prior chemotherapy has failed. In connection with these acceptances, the Company paid Spectrum approximately €2.9 million and €1.5 million, respectively. These payments were made in 2007 and charged to research and development expense in 2006 when these events were deemed probable.

5. Collaboration Agreements

The Company has entered into several collaboration and license agreements with life science companies which are typically based on licensing technology platforms and funded research. These agreements include alliances based on the transfer and/or non-exclusive licenses of technology platforms, alliances which combine a technology license with a focus on a specific disease or therapeutic approach, and disease-focused programs under which the Company conducts research funded by its partners. The Company’s technology-based alliances are generally structured as research collaborations. Under these arrangements, the Company performs research in a specific disease area aimed at discoveries leading to novel pharmaceutical products. These alliances generally provide research funding over an initial period, with renewal provisions, varying by agreement. Under these agreements, the Company’s partners may make up-front payments, license payments, ongoing research funding payments, and additional payments upon the achievement of specific research and product development milestones and/or pay royalties or, in some cases, make profit-sharing payments to the Company based upon any product sales resulting from the collaboration.

Total revenue recognized under collaboration and license agreements amounted to €18,022,000, and €22,252,000 for the years ended December 31, 2007 and 2006, respectively. Total costs incurred under research collaborations and license agreements amounted to €6,712,000 and €10,331,000 for the years ended December 31, 2007 and 2006, respectively.

Effective January 31, 2003, the Company entered into an agreement with ALTANA Pharma to license the Company's proprietary drug-protein interaction technology, LeadCode™, to evaluate compounds in the public domain, as well as certain proprietary compounds of ALTANA Pharma. Under the terms of this agreement, the Company received additional funding for the license, transfer and implementation of LeadCode™ for use at the ALTANA Research Institute. In addition, the Company was eligible to receive over $15 million in milestone payments, in addition to royalties, for each product that was a direct result of the collaboration. This agreement expired June 30, 2007, and the Company did not receive any milestone payments.

Effective November 1, 2001, the Company entered into an alliance with ALTANA Pharma to establish a U.S. Research Institute in Waltham, MA (USA) to use the Company's genomic and proteomic technologies. ALTANA Pharma and the Company entered into three agreements under which the Company receives funding under a collaboration and license agreement in the form of an upfront payment, technology license and implementation fees, as well as research and technology transfer funding. Under this agreement, the Company non-exclusively licensed selected genomics, proteomics, automation and bioinformatics technologies to ALTANA Pharma and was to collaborate with ALTANA Pharma on two drug discovery programs. The Company received further funding under a sublease agreement which expired on June 30, 2007. In addition, the Company was eligible to receive implementation, research, preclinical and clinical milestone payments and royalty payments for each product resulting from the two collaborative drug discovery programs. The establishment term expired in June 2007.

6. Marketable Securities and Short-Term Investments

The following is a summary of the balances of marketable securities and short-term investments at December 31, 2007 and 2006 (in thousand €):

	2007	2006
Marketable securities	14,077	35,504
Short-term investments	-	21,682
Total	14,077	57,186

The following is a summary of marketable securities at December 31, 2007 and 2006 (in thousand €), all of which are available-for-sale:

2007

Cost Gross Unrealized Gains Gross Unrealized Losses Estimated Fair Value

Variable rate corporate — (4) 9,998

Fixed rate corporate bonds 3,847 — (13) 3,834

Equity securities 390 — (145) 245

Total 14,239 — (162) 14,077

2006

Cost Gross Unrealized Gains Gross Unrealized Losses Estimated Fair Value

Variable rate corporate 20,978 24 (3) 20,999

Fixed rate corporate bonds 14,054 — (87) 13,967

Equity securities 390 148 — 538

Total 35,422 172 (90) 35,504

The fair market values of marketable securities are based on quoted market prices. All bonds included in marketable securities have maturities of 3 years or less.

The marketable equity securities above represent 128,370 registered shares of Spectrum Pharmaceuticals, Inc. purchased in 2003 in accordance with a licensing agreement (see Footnote 4).

In October of 2007 the Company sold all of its short term investments and reinvested the proceeds in other interest bearing money market accounts.

The following is a summary of the short-term investments at December 31, 2006 (in thousand €), all of which were available-for-sale:

2006

Cost Gross Unrealized Gains Estimated Fair Value

Bond Fund 21,334 348 21,682

Total 21,334 348 21,682

The gross unrealized losses and accrued interest receivable were €0 in 2007 and 2006.

The realized gain on available-for-sale marketable securities and short-term investments in 2007, and 2006 was €381,000, and €85,000, respectively. The realized loss on available-for-sale marketable securities and short-term investments amounted to €0 in 2007 and 2006. Realized gains and losses are calculated using specific identification to determine cost basis and are included in other income (expense), net.

The aggregate unrealized losses on available-for-sale marketable securities and short-term investments at December 31, 2007 were €17,000. The aggregate fair value of securities with unrealized losses at December 31, 2007 was €13,832,000 and consisted of the following (in thousand €):

Less than 12 Months 12 Months or Longer Total

Cost Unrealized Loss Cost Unrealized Loss Cost Unrealized Loss

Variable rate corporate bonds 10,002 (4) — 10,002 (4)

Fixed rate corporate bonds 3,847 (13) — 3,847 (13)

Total 13,849 (17) — 13,849 (17)

Securities that are in loss positions consist of debt securities only, which are corporate bonds from highly rated issuers. All unrealized losses are considered to be temporary in nature. Management believes that the impairments extend from increases in the current market interest rates compared with the market rate at which time the bonds were purchased. Management further believes that the impairments do not extend from decreases in the quality ratings of the issuing companies. The bonds all have maturities of less than three years. The Company has the ability and positive intent to hold these bonds until there has been a full recovery of their carrying values. The Company also believes that it will be able to collect both principal and interest amounts due to the Company at maturity, given the high credit quality of these investments. Management has no intention to sell the financial instruments until maturity, at which point the Company expects the full value of the bonds to be recovered. Subsequent to year-end, and upon the maturity of these investments, all of the Company’s variable rate securities were sold at cost.

The aggregate unrealized losses on available-for-sale marketable securities and short-term investments at December 31, 2006 were €90,000. The aggregate fair value of securities with unrealized losses at December 31, 2006 was €23,965,000 and consisted of equity securities and fixed-rate corporate bonds with remaining maturities of less than three years. These securities were in a loss position for less than 12 months as of December 31, 2006.

During the year ended December 31, 2006, a loss was recognized in the statement of operations for available-for-sale marketable equity securities which were deemed to be other-than-temporarily impaired based on the significance of the decline in fair value and the length of the impairment. Accordingly, a loss in the amount of €390,000 was reclassified out of accumulated other comprehensive loss into other income (expense), net, on the statement of operations in 2006. However, at year end 2006, the fair value of these equity instruments increased slightly, whereby the Company recorded unrealized gains in the amount of €148,000 which were included in other comprehensive income. No such charges were recorded in the statement of operations in 2007.

7. Property and Equipment

Property and equipment consisted of the following at December 31, 2007 and 2006 (in thousand €):

2007 2006

Leasehold improvements 1,538 1,912

Office and laboratory equipment 3,647 6,067

Computer equipment and related software 3,628 3,862

Furniture and fixtures 1,071 876

9,884 12,717

Less accumulated depreciation and impairment (6,814) (8,458)

Property and equipment, net 3,070 4,259

Depreciation expense amounted to €1,607,000 and €1,532,000 in 2007 and 2006, respectively, and is included in research and development expenses and general and administrative expenses. Refer to Footnote 10 for description of impairment charge recognized in 2007. The Company did not record any impairment for the year ended December 31, 2006.

8. Intangible Assets

The Company has recorded intangible assets acquired in a business combination and an asset acquisition based on their fair values, as determined by independent valuations at the date of acquisition. Additionally, intangible assets have been recorded as a result of license purchases. The table below summarizes intangible assets, all of which are amortized, as of December 31 (in thousand €):

2007 2006

Gross carrying amount

Patents and licenses 455 508

Other intangible assets 956 956

Total gross carrying amount 1,411 1,464

Accumulated amortization

Patents and licenses (291) (244)

Other intangible assets (956) (815)

Total accumulated amortization (1,247) (1,059)

Total intangible assets, net 164 405

GPC Biotech reviews intangible assets for impairment on an annual basis. The Company did not record any impairment for the years ended December 31, 2007 and 2006.

The amortization expense for intangible assets for the years ended December 31, 2007 and 2006 was €218,000 and €325,000, respectively.

The estimated amortization expense for intangibles for the next five years is as follows (in thousand €):

For the year ended December 31,

2008 73

2009 73

2010 18

Thereafter 0

9. Accrued Expenses and Other Current Liabilities

The following is a summary of the balances of accrued expenses at December 31, 2007 and 2006 (in thousand €):

2007 2006

Accrued restructuring 4,541 —

Accrued milestone payments — 4,544

Accrued external research and development 2,340 2,779

Accrued personnel expenses and payroll liabilities 1,899 3,042

Accrued legal and advisory 295 741

Accrued outstanding invoices 401 1,836

Accrued lease obligations 38 330

Current portion of convertible bonds 174 —

Amounts due on cancelled bonds 268 —

Current portion of loss on sublease contract — 578

Liability from stock appreciation rights 33 169

Other accruals and current liabilities 456 327

Total 10,445 14,346

During the year ended December 31, 2006, the Company accrued two milestone obligations to a third party whereby an amount of $6 million (approximately €4.5 million) was charged to research and development expenses. These contractual obligations became due and were paid in 2007 in connection with the acceptance of the filings of the NDA with the FDA and the MAA with the EMEA.

10. Restructuring Activities

During 2007 the Company had several restructuring activities and recorded the costs associated with these activities in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, (“SFAS 146”):

On May 3, 2007, the Company announced the consolidation of its drug discovery efforts to one location, resulting in the closing of the facility in Waltham, Massachusetts, USA and a total workforce reduction of approximately 16%. The Company incurred a total restructuring charge of €1.0 million in 2007, primarily relating to employee severance and termination costs. These charges are included in both research and development and general and administrative expenses. This restructuring was completed by the end of 2007.

In addition, the Company has incurred, and will continue to incur through 2008, certain contract termination costs relating to the closing of the Waltham facility. Prior to the announcement of the reorganization, the Company had a remaining sublease loss liability relating to the same facility totaling €4.0 million, which was charged to expense in prior years in accordance with SFAS 146 (see Footnote 11 for details). Because this liability was deemed adequate to cover all contract termination costs and professional fees associated with this restructuring, no additional amounts have been charged to expense in the current year. However, during the third quarter of 2007, the Company adjusted this liability down as the Company’s facility closing costs were lower than originally anticipated. This reduction was recorded to general and administrative expense.

On August 23, 2007, the Company announced a restructuring plan that involved a U.S. staff reduction of approximately 15% of the Company’s total workforce. The Company recognized a total restructuring charge of €0.7 million in 2007, primarily relating to employee severance and termination costs. The charges are included in both research and development and general and administrative expenses. This restructuring was completed by the end of 2007.

On November 15, 2007, the Company announced an additional restructuring plan that involved staff reductions of approximately 44% of the total workforce and included both GPC Biotech AG and its subsidiary. The Company recognized a total restructuring charge of €2.5 million in 2007, primarily relating to employee severance and termination costs in both Germany and the U.S. These charges are included in both research and development and general and administrative expenses. The Company expects this restructuring to be completed in the first quarter of 2008.

A summary of the significant components of the restructuring liability is as follows (in thousand €):

Employee Termination Benefits Sublease Loss Accrual and Contract Termination Costs Total

January 1, 2007 Balance 3,967 3,967

Amortization of Sublease Loss including Interest — (1,051)(1,051)

Restructuring Charges 4,058 110 4,168

Restructuring Payments (1,509) (116) (1,625)

Reversal/change in estimate sublease loss accrual — (2,916) (2,916)

Contract termination costs — 2,395 2,395

Exchange Differences (222) (175) (397)

December 31, 2007 Balance 2,327 2,214 4,541

In 2007, the Company recorded impairment charges of approximately €0.9 million, which represented the difference between the fair value of the assets no longer used and available for sale, and their net carrying value. These fixed assets are no longer in use as a result of the restructuring at the Waltham, Princeton and Munich facilities. These charges primarily related to laboratory equipment, computers and office furniture and were recorded in general and administrative expense in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, (“SFAS 144”). See Impairment of Long-Lived Assets in Footnote 3.

In addition, the Company recorded a loss on lease of approximately €0.1 million in 2007 relating to vacated space at the Munich facility.

Refer to Footnote 20 regarding details of an additional restructuring announced after December 31, 2007.

11. Accrued Loss on Sublease Contract, Non-Current

In the second quarter of 2006 the Company decided not to reoccupy certain office and laboratory space at its Waltham facility in Massachusetts, USA, at the end of a sublease term as it had initially planned. In accordance with Financial Accounting Standards Board Technical Bulletin 79-15, Accounting for Loss on Sublease Not Involving the Disposal of a Segment, and Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit of Disposal Activities, the Company recorded a provision for this space for the period from the expiration of the current sublease through the end of the Company’s original lease term. The provision was calculated based on the current estimate of the fair value of potential sublease income during that period.

The total sublease loss incurred in 2006 relating to this space amounted to €1,980,000. The amount represents the discounted future estimated net cash disbursements over the remaining period of the lease agreement.

On May 1, 2005, the Company sublet to a third party excess office and laboratory space in the U.S. According to FASB Technical Bulletin 79-15 and SFAS 146, the Company recorded an expense and a liability related to the projected shortfall between the rent obligation under the lease and the rental income to be received over the term of the sub-lease. The expense recorded at sublease inception amounted to €2,849,000.

The total balance of the liability as of December 31, 2006 was €3,967,000 of which €3,389,000 was included in other liabilities, non-current and €578,000 was included in other current liabilities. During 2007, the Company agreed on a termination of this lease and recorded a contract termination fee (see Footnote 10). Amounts accrued as contract termination costs are included in current liabilities.

12. Commitments and Contingencies

Operating Lease Commitments

The Company has entered into several lease arrangements for office, laboratory and storage space as well as for laboratory and office equipment. In total, the Company incurred lease expenses of €4,756,000 and €4,804,000 in the years 2007 and 2006, respectively. Income from subleases of office and laboratory space amounted to €801,000 and €1,353,000 in the years 2007 and 2006, respectively. Lease expenses and sublease income are included in research and development and general and administrative expenses.

The Company has entered into several lease agreements for office and laboratory space as well as for office and laboratory equipment that expire at different times through 2015. However certain leases can be terminated earlier at the option of the Company. One agreement calls for future incremental increases in rental payments in 2008 and 2010. The escalation costs are expensed over the life of the lease. The balance of accrued rental payments at December 31, 2007 was €38,000.

The lease for the Waltham facility was terminated in 2007. As a result of the termination, the Company is required to pay a lease termination fee of approximately €2.1 million. The Company will pay this amount over the first nine months of 2008. This contract termination cost was accrued as of December 31, 2007 (see Footnote 10). The terminated facility lease also requires a deposit of $1.7 million (approximately €1.2 million) to be held in escrow as security for credit until the termination costs have been paid. This amount has been classified as short-term restricted cash as of December 31, 2007. The Company records its rental expense and sublease rental income using the straight-line method in accordance with Statement of Financial Accounting Standards No. 13, Accounting for Leases, (“SFAS 13”).

In certain leases the Company provided a customary indemnification to the lessor for certain claims that may arise under the lease. These indemnification obligations are not capped at a specific amount. Accordingly, the maximum amount of potential future payments that might arise under these indemnification obligations cannot be reasonably estimated. However, the Company has not experienced any claims under similar lease indemnification provisions in the past and management has determined that the associated estimated fair value of the liability is not material. Thus, the Company has not recorded any liability for these indemnities in the consolidated financial statements. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when a future payment is both reasonably estimable and probable. The Company carries specific and general liability insurance policies which the Company believes would provide, in most cases, some, if not total, recourse in the event of any claims arising under these lease indemnification provisions.

Future minimum lease commitments for all non-cancelable operating leases for the years ending December 31 are as follows (in thousand €):

Non-cancelable operating leases

2008 1,092

2009 622

2010 9

2011 2

Thereafter —

Contingencies

From time to time, the Company may be party to certain legal proceedings and claims which arise during the ordinary course of business. Legal proceedings are subject to various uncertainties and the outcomes are difficult to predict. GPC Biotech may incur significant expense in defending these or future lawsuits. However, in the opinion of management, the ultimate outcome of these matters will not have material adverse effects on the Company’s financial position, results of operations or cash flows. In accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies, (“SFAS 5”), the

Company makes a provision for a liability when it is both probable that a liability has been incurred and when the amount of the loss is reasonably estimable.

GPC Biotech has entered into agreements under which it may be obligated to make payments (“milestone/sub-license payments”) that are contingent upon the occurrence of certain events (“milestones”). As of December 31, 2007, the total maximum amount of milestone payments the Company may be obligated to make under these agreements was approximately €40.2 million. However, this amount included obligations related to pre-clinical and earlier stage projects, as well as projects that may be discontinued and, therefore, it is unlikely that all of these milestones will be achieved. In 2007 and 2006, the Company made actual milestone payments of €5.2 million and €0, respectively, under these arrangements.

The actual amounts and timing of these contingent payments depend on numerous factors some of which are outside of the Company’s control, including the success of our preclinical and clinical development efforts with respect to the products being developed under these agreements, the determination of the FDA and other regulatory authorities, the determination of the United States Patent and Trademark Office, the volume of sales or gross margin of a product in a specified territory and other factors. Accordingly, costs related to these payments are only reflected in the consolidated financial statements when the achievement of the underlying milestone is incurred, or when the related milestone is deemed probable.

Arbitration Proceedings

On December 12, 2006, the Company was notified by Spectrum Pharmaceuticals Inc. (“Spectrum”), that Spectrum had initiated an arbitration proceeding with the American Arbitration Association in the United States to resolve a dispute between the companies under the co-development and license agreement for satraplatin. In the course of the arbitration proceedings, Spectrum made several claims of breach of contract, including (1) an assertion that it was entitled to a payment from GPC Biotech of approximately €9.0 million relating to payments received by GPC Biotech under the co-development and license agreement between GPC Biotech and Pharmion GmbH entered on December 19, 2005, (2) a claim that GPC Biotech had not used commercially reasonable efforts to obtain regulatory approval and to promote the distribution of satraplatin in Japan, and (3) a claim that GPC Biotech had not negotiated with Spectrum in good faith regarding the co-promotion of satraplatin in the United States. Spectrum also sought a declaration that GPC Biotech’s alleged breaches of contract provided a basis for termination of the co-development and license agreement. The hearing was completed on July 13, 2007. On November 5, 2007, the Company announced that a three-arbitrator panel of the American Arbitration Association issued its decision in favor of GPC Biotech. The panel unanimously rejected all of Spectrum’s claims and found no violations of the agreement by GPC Biotech. The decision of the panel included the following key rulings:

• Spectrum is not entitled to any portion of the up-front payments that GPC Biotech received from Pharmion or from Yakult;

• Spectrum does not have a contractual right to co-promote satraplatin in the United States and GPC Biotech did not violate any obligation to negotiate in good faith a co-promotion agreement; and

• GPC Biotech did not violate its obligation to use commercially reasonable efforts to commercialize satraplatin in Japan.

Although the panel ruled for GPC Biotech on the merits, it did not award GPC Biotech reimbursement of attorneys’ fees and costs.

Fees which the Company paid to its external legal advisors and for other services associated with this arbitration process were expensed in the period when such legal and other services were rendered.

Shareholder Litigation

In July 2007, the Company and certain of its current and former officers were sued in the United States District Court for the Southern District of New York in three separate securities fraud class action lawsuits on behalf of all persons who purchased the securities of GPC Biotech between December 5, 2005 and July 24, 2007, inclusive. The suits have since been consolidated and a lead plaintiff has been appointed. The lead plaintiff’s consolidated complaint was filed on March 12, 2008. The consolidated complaint alleges that GPC Biotech violated U.S. federal securities laws by making misleading public statements relating to the prospects of its most advanced product candidate, satraplatin, and thereby artificially inflating the price of GPC Biotech securities. The consolidated complaint also names Bernd R. Seizinger (CEO) and three former members of the Company’s Management Board, Mirko Scherer, Elmar Maier, and Sebastian Meier-Ewert, as defendants. The Company’s response to the consolidated complaint is due on May 14, 2008.

The plaintiffs seek monetary damages in an unspecified amount. GPC Biotech believes the allegations to be without merit and intends to vigorously defend the Company. GPC Biotech cannot predict the outcome of the suit and is not currently able to estimate the possible cost to the Company from this suit, given the early stage of the proceedings.

Stock Appreciation Rights

In 2004, the Company began issuing stock appreciation rights (“SARs”) to senior management and members of the Supervisory Board. These SARs are vested on the achievement of certain performance conditions as described in Footnote 15.

Due to the uncertainties in the external regulatory approval process of satraplatin in second-line HRPC, there were no liabilities and expenses recognized as of December 31, 2007 with respect to such contingent payments triggered by the approval of satraplatin. The intrinsic value at December 31, 2007 of such stock appreciation rights was €0.

Contingencies related to the approval of the MAA for satraplatin in second-line HRPC by the EMEA

The Company has additional contingent commitments related to payments pending on the marketing approval of satraplatin by the EMEA. As of December 31, 2007 the Company has assessed the probability of these contingent liabilities relating to the approval of satraplatin in second-line HRPC in Europe as less than probable for accounting purposes.

Under the Company’s agreement with Spectrum, GPC Biotech is obligated to make a milestone payment in the amount of $3.0 million or approximately €2.0 million to Spectrum, which is contingent upon the approval of the MAA by the EMEA.

In addition, the Company has a cash bonus plan to retain the Company’s employees and if

EMEA approval is obtained, the total payout under this plan may lead to an increase in personnel expense of up to €239,000.

Contingent Gains

The Company is entitled to receive a milestone payment from Pharmion (net of licensing fee paid to Spectrum) of approximately €11.3 million upon the approval of the MAA for satraplatin with the EMEA. Gross receipt will be recognized as revenue upon milestone achievement.

Guarantees and Indemnification Obligations

The Company enters into agreements in the ordinary course of business with, among others, vendors, service providers, contract manufacturers and collaboration, licensing and co-development partners. Pursuant to certain of these agreements it was agreed to indemnify the other party for certain matters, such as property damage, personal injury, acts or omissions of the Company, or its employees, agents or representatives, or third party claims alleging that the activities of GPC Biotech’s contractual partner pursuant to the contract infringe a patent, trademark or copyright of such third party.

The Company has determined the fair value of its liability on the above indemnities to be immaterial based on historical experience and information known at December 31, 2007.

13. Loans Receivable from Employees

At December 31, 2007 and 2006, loans receivable from employees of the Company amounted to €0 and €38,000, respectively, and are included in other current assets. The balance from 2006 was forgiven in 2007.

Forgiveness of loans, if applicable, is included in compensation expense in the period the loans are forgiven and is contingent upon continued employment of the employee. Loans made to employees bear interest at the rate of 5.5% to 6.0% per annum and were made for personal financial purposes.

14. Related Party Disclosures

In 2003 and 2001, the Company entered into collaboration agreements with ALTANA Pharma AG (“ALTANA Pharma”) as described in Footnote 5. ALTANA Pharma was a related party, since the Company’s Chief Executive Officer (“Vorstandsvorsitzender”), Dr. Bernd Seizinger, was a member of the Supervisory Board of ALTANA Pharma. The board membership of Dr. Seizinger ended December 31, 2006.

At December 31, 2006, the Company had accounts receivable from ALTANA Pharma arising out of the normal course of business in the amount of €395,000. All payments for accounts receivable from ALTANA Pharma were settled for cash at amounts stipulated in the various contracts with ALTANA Pharma. Collaborative revenues and deferred revenues related to ALTANA Pharma have been classified as related party on the statements of operations and balance sheets, respectively.

In addition, the Company had subleased part of its facilities to ALTANA Pharma. Of the total sublease income disclosed in Footnote 12, for the year ended December 31, 2007, €991,000, relates to the sublease with ALTANA Pharma. This sublease ended during 2007.

During 2006, the Company made a milestone payment totaling €436,000 to MorphoSys AG (“MorphoSys”), a related party to the Company. This payment was made under a collaboration and licensing agreement signed in April 1999. MorphoSys is a related party to the Company due to the fact that two members of the Supervisory Board of the Company are also members of the Supervisory Board of MorphoSys. There were no payments to MorphoSys in 2007.

15. Share Based Compensation

Effective January 1, 2006, the Company adopted SFAS 123(R) using the modified-prospective-transition method. Under that transition method, compensation cost recognized includes: (a) compensation costs for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

Prior to the adoption of SFAS 123(R), the Company recorded all forfeitures of share-based compensation in the statements of operations as they occurred. Upon adoption of SFAS 123(R), the Company estimated the forfeitures of unvested share-based compensation at January 1, 2006, and recorded a cumulative effect of change in accounting principle in the statement of operations in the amount of €433,000.

Stock Options

The Company grants options to the employees and the members of the Management Board. The respective strike prices for these stock options equal the five-day average of the closing price of the Company’s ordinary shares prior to the respective date of grants. The explicit service period is four years, with graded vesting of the options over the explicit service period. According to German law (§ 193 II, No. 3 AktG), the rights can be exercised, at the earliest, two years after the grant. The maximum contractual term of stock options is ten years.

In addition to the aforementioned two-year waiting period, eligibility to exercise option rights is also subject to various stock performance hurdles (mostly, the performance of GPC Biotech’s stock relative to various indices as specified in each option plan) as required by German law. Accordingly, throughout these notes, “exercisable” refers to options that have satisfied both the explicit service period and the two-year waiting requirements but still have to meet certain market conditions, whenever the options are exercised, within a specified period prior to the date of exercise.

The following is a summary of stock options activity for the year ended December 31, 2007:

2007

Options Weighted-Average Exercise Price

Outstanding at January 1 3,847,345 €10.80

Granted 488,100 €16.58

Exercised (886,528) €6.09

Forfeited (467,375) €16.72

Expired (124,854) €12.97

Outstanding at December 31 2,856,688 €12.18

Vested & outstanding at December 31 2,237,189 €12.32

Exercisable at December 31 2,164,814 €12.27

The total number of stock options granted during the years 2007 and 2006 was 488,100 and 317,500, respectively, and the related weighted-average grant date fair value was €8.97 and €8.22, respectively.

The total number of stock options forfeited during the years 2007 and 2006 was 467,375 and 61,330, respectively, and the related weighted-average fair value was €9.49, and €5.99, respectively.

The total number and weighted-average grant date fair value of nonvested options at January 1, 2007 was 958,231 and €6.77, respectively, and at December 31, 2007 was 619,499 and €6.79, respectively.

The total number of options vested during the year ended December 31, 2007 and 2006 was 352,857 and 478,284, respectively, and the related weighted-average grant date fair value was €6.19 and €4.80, respectively.

The total intrinsic value of stock options exercised during the years 2007, and 2006 was €10,595,000 and €7,359,000, respectively.

Cash received from the exercise of stock options as of December 31, 2007 and 2006 was €5,397,000, and €3,866,000 respectively.

As provided for by SFAS 123(R), the Company recognizes compensation cost on a straight-line basis over the requisite service period determined for each tranche of the award as if the award were, in-substance, multiple awards. Derived service period approximates 5-7 years and represents an estimate of the period when market condition is expected to be satisfied. The fair value of each option grant is estimated at grant date. GPC Biotech used a Monte Carlo simulation to estimate fair values for all options granted since January 1, 2006.

The following weighted-average assumptions were used to value stock option grants:

	December 31, 2007	2006
Expected dividend yield	-	-
Risk-free interest rate	3.91%-4.47%	3.36%-4.01%
Expected volatility	54.56%-59.55%	59.66%-70.44%
Expected life (in years)	-	-

For 2007 and 2006, the Company assumes early exercise behavior and estimates exercises after 100% performance increase of the stock.

The Company estimated expected volatility based on the historical realized volatility of the Company's stock and the historical correlation between the Company's stock and the stock index over the past 5 years calculated individually at the date of grant. The Company uses historical data to estimate post vesting employment termination behavior within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the German government bond yield curve in effect at the time of grant.

For stock options issued during 2007 and 2006, total compensation cost was €4,376,000, and €2,609,000, respectively, which is being recognized over the requisite service period of those options. Compensation cost related to stock options included in the statements of operations was €589,000, and €2,476,000 in 2007 and 2006, respectively. The decrease in compensation cost for 2007 was mainly due to the increase in actual forfeitures. Upon forfeiture, compensation expense for awards which the requisite service period has not been rendered, is reversed.

As of December 31, 2007, there was €2,866,000 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the plans. The weighted average period over which these compensation cost will be recognized is approximately 57 months.

The following table represents weighted-average price and contractual life information regarding significant fully vested stock options and stock options expected to vest at December 31, 2007:

	Options Outstanding and Exercisable			Options Outstanding and Vested		
Range of Exercise Prices in Euro	Number	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Number	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)
1.16 – 2.98	18,910	€2.50	8.8	18,910	€2.50	8.8
3.21 – 5.77	179,743	€4.10	5.4	179,743	€4.10	5.4
6.53 – 8.64	246,267	€6.75	3.7	246,267	€6.75	3.7
9.00 – 11.91	848,644	€9.73	3.0	853,494	€9.74	3.0
12.11 – 19.30	817,275	€17.18	1.2	884,800	€16.94	1.2
19.67 – 59.74	53,975	€33.78	0.5	53,975	€33.78	0.5
	2,164,814	€12.27	2.6	2,237,189	€12.32	2.5

The aggregate intrinsic value for fully vested stock options as of December 31, 2007 and 2006 was €4,000 and €24,875,000, respectively. The aggregate intrinsic value for fully vested stock options exercisable as of December 31, 2007 and 2006 was also €4,000 and €24,230,000, respectively. The total fair value of shares vested during the year ended December 31, 2007 and 2006 was €2,216,000 and €2,297,000, respectively.

Upon the exercise of stock options, the Company issues new shares by way of a capital increase.

Convertible Bonds

Convertible bonds are issued as compensation to members of the Management Board and senior management and also in the past were issued to members of the Supervisory Board. Convertible bonds granted under the Company’s convertible bonds plan have a four-year explicit service period with graded vesting schedule beginning on the grant date and mature ten years after the date of grant. Eligibility to convert the bonds is subject to an initial two-year holding period and to various stock performance hurdles (the performance of GPC Biotech’s stock relative to various indices as specified in each convertible bond plan), each in accordance with German law. Holders are required to purchase the convertible bonds at a price of €1.00 per bond.

Each convertible bond entitles its holder to convert such bond into one ordinary share of the Company at a fixed conversion price per share. The bonds will pay interest of 3.5% per annum. The convertible bonds do not specifically state a liquidation preference and therefore on their face are pari-passu with the Company’s general debt obligations, if any.

The following is a summary of convertible bond activity for the year ended December 31, 2007:

2007

Shares Weighted-Average Exercise Price

Outstanding at January 1 3,369,139 €11.52

Granted 744,000 €21.30

Exercised (436,794) €5.27

Forfeited (298,500) €15.93

Expired (12,500) €10.90

Outstanding at December 31 3,365,345 €14.10

Thereof paid in — —

Vested & Outstanding at December 31 1,497,595 €10.81

Exercisable at December 31 1,228,345 €9.50

The total number of convertible bonds granted during the years 2007 and 2006 was 744,000 and 1,091,500, respectively, and the related weighted-average grant date fair value was €12.37 and €9.57, respectively.

The total number of convertible bonds forfeited during 2007 was 298,500 and the related weighted-average grant date fair value was €9.28. No convertible bonds were forfeited in 2006.

The total number and weighted-average grant date fair value of non-vested convertible bonds at January 1, 2007 was 2,203,995 and €7.84, respectively, and at December 31, 2007 was 1,867,750 and €9.73, respectively.

The total number of convertible bonds vested during the year ended December 31, 2007 and 2006 was 781,745 and 606,749, respectively, and the related weighted-average grant date fair value was €6.90 and €5.25, respectively.

The total intrinsic value of convertible bonds exercised during the years 2007 and 2006 was €6,747,000 and €1,892,000, respectively.

Cash received from the conversion of convertible bonds as of December 31, 2007 and 2006 was €1,864,000 and €677,000, respectively.

The fair value of each convertible bond is estimated at grant date. GPC Biotech used a Monte Carlo simulation to estimate fair values for all awards granted since January 1, 2006.

The fair value of the Company’s convertible bonds is calculated using the same assumptions as those used for our stock options. As provided for by SFAS 123(R), the Company recognizes compensation cost on a straight-line basis over the requisite service period for each tranche of the award as if the award was, in-substance, multiple awards. Derived service period approximates 5-7 years and represents an estimate of the period when market condition is expected to be satisfied.

For convertible bonds issued during 2007 and 2006, total compensation cost was €8,177,000 and €10,450,000, respectively, which is being recognized over the requisite service period of those instruments. Compensation cost related to convertible bonds included in the statements of operations was €3,037,000 and €4,462,000 in 2007 and 2006, respectively. The decrease in compensation cost for 2007 was mainly due to the increase in actual forfeitures as discussed above.

As of December 31, 2007, there was €15,586,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plans. The weighted average period over which these compensation cost will be recognized is approximately 59 months.

The following table represents weighted-average price and contractual life information regarding significant fully vested convertible bonds and convertible bonds expected to vest at December 31, 2007:

	Convertible Bonds Outstanding and Exercisable			Convertible Bonds Outstanding and Vested		
Range of Exercise Prices in Euro	Number	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Number	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)
1.16 - 4.36	49,125	€4.36	4.7	49,125	€4.36	4.7
4.87 - 5.77	199,220	€5.30	5.4	199,220	€5.30	5.4
9.33 - 10.38	365,000	€10.16	7.5	365,000	€10.16	7.5
10.67 - 10.90	615,000	€10.87	6.9	615,000	€10.87	6.9
16.03 - 21.30	-	-	-	269,250	€16.78	8.9
	1,228,345	€9.50	6.8	1,497,595	€10.81	7.1

The aggregate intrinsic value for fully vested convertible bonds as of December 31, 2007 and 2006 was €0 and €6,242,000, respectively. The aggregate fair value of shares vested during the year ended December 31, 2007 and 2006 was €5,083,000 and €3,186,000, respectively.

The aggregate intrinsic value for fully vested convertible bonds exercisable as of December 31, 2007 and 2006 was €0 and €4,646,000, respectively.

Upon the conversion of convertible bonds, the Company issues new shares by way of a capital increase.

Stock Appreciation Rights

Starting in 2004, the Company issued SARs to members of the Supervisory Board and to certain members of the senior management team. The SARs vest upon the achievement of certain performance conditions which are described below. In the case of the senior management, if the holder's employment terminates before the actual vesting event of the rights, the SARs will be cancelled without any compensation. Supervisory Board members, whose board membership ends prior to the vesting, will get compensated pro-rated, based on the length of the term of their office in proportion to the full holding period. The SARs vest immediately upon the occurrence of the individual performance condition and the payment becomes due 100 calendar days after that date. In case of a change in control of the Company, each holding period will end on the date of effectiveness of the change of control.

As the SARs will be settled in cash, they are accounted for as liability awards when the achievement of the performance condition becomes probable. The fair value of SARs is estimated on the grant date and revalued at each subsequent reporting date.

The following table summarizes the stock appreciation rights outstanding as of December 31, 2007:

Grant Date	Grant Price	Number*	Vesting Condition
Sept 1, 2004	€10.22	86,250	First approval of satraplatin either by FDA or EMEA
Sept 30, 2004	€10.97	125,000	EMEA approval of satraplatin
Sept 30, 2004	€10.97	250,000	FDA approval of satraplatin
July 1, 2005	€9.03	86,250	Approval of satraplatin by FDA and EMEA
Sept 30, 2005	€10.38	100,000	Approval of satraplatin by FDA and EMEA
Aug 1, 2006	€11.07	83,750	Acceptance of NDA for satraplatin by FDA other than for HRPC
Aug 28, 2006	€10.94	25,000	FDA approval of satraplatin
Aug 28, 2006	€10.94	25,000	Dosing of first patient in 2nd registration trial for
Oct 31, 2006	€16.03	103,750	Full (not-accelerated) FDA approval of satraplatin
Oct 31, 2006	€16.03	103,750	Dosing of first patient in 2nd registration trial for
Jun 08, 2007	€21.03	83,750	Acceptance of NDA for satraplatin by FDA other than
Total**		**1,072,50**	

**A member of the Supervisory Board, who holds 35,000 SARs, resigned in 2007. Future payout, if any, of these SARs will be pro-rated based on the length of the member's office tenure in proportion to the full holding period.*
***Amount excludes 4,000 SARs that do not have performance conditions.*

At December 31, 2007 and 2006, the Company has determined that only the dosing of the first patient in a second registrational trial for satraplatin was probable and therefore the payout for a total of 128,750 SARs is deemed probable. The liability for the value of these SARs in 2007 was €33,000 compared to €151,000 in 2006, thus resulting in a decrease of €118,000 in compensation expense in 2007. The compensation cost is recognized over the implicit service period, which is the period from the date of grant until the estimated date of achievement of the performance condition. In addition, other expenses in the amount of €18,000 were recognized in 2006 for SARs without performance conditions which have been fully vested. The value of these SARs, however, was zero in 2007.

The amount of unrecognized compensation cost for those stock appreciation rights was €6,000 at December 31, 2007. There was no liability or expense recognized prior to 2006 for SARs, as none of the performance conditions were considered probable at the time.

No payments have ever been made to any SAR holders as their rights have not yet vested.

Under SFAS 123, liability instruments had been measured at intrinsic value. However, SFAS 123(R), as adopted at the beginning of 2006, requires liability awards to be measured at fair value. The weighted-average grant date fair value of stock appreciation rights granted during the year 2007 approximates to €0.55. The weighted average exercise price of stock appreciation rights outstanding at beginning of year was €11.87. The weighted average exercise price of stock appreciation rights outstanding at the end of the year was €12.58. The weighted average exercise price of stock appreciation rights deemed probable was €15.85.

As of December 31, 2007, there was €273,000 of total unrecognized compensation cost related to unvested, non-probable, SARs granted. That cost was not yet recognized since the vesting of the underlying liability instruments was not deemed probable at December 31, 2007.

The aggregate intrinsic value for stock appreciation rights expensed during the year ended December 31, 2007 was €0.

The Company uses the Black-Scholes model to value SARs. Management considers the Black-Scholes model to be appropriate due to the relatively short expected life of these awards. Furthermore, SARs do not include market conditions. Significant assumptions used in the fair value model during the period with respect to the Company’s SARs are summarized below:

December 31,

2007 2006

Expected dividend yield (%) — —

Risk-free interest rate (%) 3.81-4.02 3.76-4.12

Expected volatility (%) 56.98-105.01 41.48-68.04

Expected life (in years) 0.75-5.92 0.63-6.92

The Company estimated expected volatility based on the historical realized volatility of the Company’s stock over the individual estimated term of the SARs at the date of grant. The risk-free rate for periods within the contractual life of the option is based on the German government bond yield curve in effect at the time of grant.

16. Income Taxes

The Company’s loss before income taxes for the years ended December 31 arose in the following jurisdictions (in thousand €):

2007 2006

Germany 40,113 42,543

Other 29,132 21,470

Loss before income taxes 69,245 64,013

Deferred tax liabilities and assets are comprised of the following at December 31 (in thousand €):

2007 2006*

Deferred Tax Assets:

Net operating loss carryforwards 92,548 89,809

Research and development tax credits 9,582 9,321

Deferred revenue 4,375 4,663

Accrued expenses and losses 4,718 4,802

Intangible Assets 689 17

Property and Equipment 397 202

Other 78 96

Valuation Allowance (112,225) (108,760)

162 150

Deferred Tax Liabilities:

Intangible assets (67) (102)

Marketable securities and short-term investments (14) (32)

Accrued Compensation — —

Property and Equipment(81) —

Other — (16)

Net deferred taxes — —

*The 2006 amounts in this table have been adjusted to reflect the Federal benefit of state taxes.

The reconciliation of income tax computed at the statutory rate applicable to the Company's income tax expense for the years ended December 31 is as follows (in thousands of €, except percent):

	2007		2006	
	Amount	Percent	Amount	Percent
German tax benefit	(24,855)	35.9%	(22,981)	35.9%
Costs associated with equity offering	1,006	(1.5)%	—	—%
Non-deductible expenses and others	670	(1.0)%	2,283	(3.6)%
Deductibility of federal tax and local German trade tax	—	—%	7,539	(11.8)%
Research and development tax credit	(1,320)	1.9%	(1,633)	2.6%
Post tax audit adjustment of NOL	—	—%	8,210	(12.8)%
Tax based adjustment accrued	—	—%	(1,959)	3.1%
Different tax rate in other countries	262	(0.4)%	(1,795)	2.8%
Change in valuation allowance	24,237	(35.0)%	10,336	(16.2)%
Income tax expense	—	—%	—	—%

The Company has certain deferred tax assets as a result of several years of losses from operations. Realization of deferred tax assets is dependent upon future taxable income, if any, the timing and amount of which is uncertain. As a result, the Company has a full valuation allowance for those deferred tax assets and has not recognized any benefits from tax positions in earnings. Accordingly, the adoption of the provisions of FIN 48 did not have a material impact on the Company's financial statements.

For fiscal years ending in 2004 and beyond, a new law is in effect restricting the use of net operating loss (NOL) carryforwards for German corporation tax and trade tax purposes. The Company's maximum NOL carryforward that may be utilized in any one year is restricted to 60% of the annual taxable income above €1 million. For fiscal years ending before 2004, a NOL carryforward could be utilized without any restrictions to reduce the annual corporate income and trade tax taxable income to €0. The amount of NOL carryforwards for German corporation and trade tax purposes is €172,691,000 and €171,868,000, respectively. In general, these NOL's do not expire.

As a result of an ownership change in the U.S. subsidiary in 2000, the Company has a limitation of €1,189,000 per year for the losses incurred prior to the change in ownership, on the amount of income that is available to be offset by federal NOL carryforwards generated in the U.S. The Company has €29,553,000 of net operating losses carried forward that are subject to this limitation. Generally, federal net operating losses generated in the U.S. can be carried back two years and forward twenty years. For net operating losses in tax years beginning before August 6, 1997, taxpayers can carry back a net operating loss three years and forward fifteen years. The Company has €107,081,000 of federal NOL carryforwards subject to a twenty year carryforward and €17,844,000 subject to a fifteen year carryforward. Federal NOL carryforwards generated in the U.S. expire at various times between the years 2008 and 2027.

The Company has €167,355,000 of state net operating losses that expire at various times between the years of 2008 and 2014. The Company has €83,677,000 of state NOL carryforwards subject to a five-year carryforward and €83,678,000 subject to a seven-year carryforward.

The Company’s U.S. subsidiary had federal research and development credits of €5,590,000 and state research and development credits of €3,929,000 at December 31, 2007.

Because the Company has historically incurred net operating losses, current and deferred tax expense for the years ending December 31, 2007 and 2006 was €0.

No income taxes are provided for on undistributed earnings of the foreign subsidiary where those earning are considered to be permanently invested. Total undistributed earnings in such foreign subsidiaries amounted to approximately €0.

As stated in Footnote 3, effective January 1, 2007, the Company adopted FIN 48,

Accounting for Uncertainty in Income Taxes – an interpretation of FAS 109, which was issued in July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Also, as stated in Footnote 3, in 2007 the Company adopted FIN 48-1, Definition of Settlement in FASB Interpretation No. 48, retroactive to the adoption of FIN 48. FIN 48-1 provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits.

Unrecognized tax benefits amounted to €0 at December 31, 2007. We do not expect unrecognized tax benefits to change significantly over the next 12 months.

The Company accounts for penalties or interest related to uncertain tax positions as part of its provision for income taxes. Due to the Company’s net operating loss carry-forwards the adjustment related to the FIN 48 liability would not expect to result in a cash tax liability. Accordingly, the Company has not accrued for penalties or interest for both the U.S. (both Federal and State) and Germany as of December 31, 2007 and 2006. Also, due to the Company’s net operating loss carry-forwards, the Company does not believe any of its unrecognized tax benefits would have an impact on the effective tax rate

We file income tax returns in various jurisdictions with varying statutes of limitations. As of December 31, 2007, the statute of limitations for income tax audits in Germany remains open for the tax years ended on or after December 31, 2004. The statute of limitations for income tax audits in the US and the Commonwealth of Massachusetts remains open for the tax years ended on or after December 31, 2001, and the statute of limitations for income tax audits in the State of New Jersey remains open for the tax years ended on or after December 31, 2005.

During 2007, the State of New Jersey conducted an examination of the Company relating to tax years ended December 31, 2002 through 2005. Upon completion of this examination, the Company did not pay any amounts relating to income taxes, including penalties or interest. No other tax jurisdictions were under examination as of December 31, 2007.

The Company accounts for penalties and interest in the period in which the item(s) occur and records the expense to general and administrative expenses.

17. Loss per Share

Basic loss per ordinary share is based on the weighted-average number of ordinary shares outstanding. For the years ended December 31, 2007 and 2006, diluted net loss per ordinary share was the same as basic net loss per ordinary share as the inclusion of weighted-average ordinary shares issuable upon exercise of stock options and convertible bonds would be antidilutive. The number of potentially dilutive shares excluded from the loss per share calculation due to their antidilutive effect was 2,626,585 and 3,371,567 for the years ended December 31, 2007 and 2006, respectively.

The following table sets forth the computation of basic and diluted loss per share (in thousand €, except share and per share data):

2007 2006

Numerator:

Net loss (69,245) (64,013)

Denominator:

Denominator for basic and diluted earnings per share – weighted-average number of shares 36,181,956 32,840,480

Basic and diluted loss per share (1.91) (1.95)

18. Shareholders Equity

Ordinary Shares

The holders of the Company’s ordinary shares are entitled to one vote for each share held at all meetings of shareholders. Dividends and distribution of assets of the Company in the event of liquidation are subject to the rights of any then-outstanding ordinary shares. The Company has never declared or paid dividends on any of its ordinary shares and does not expect to do so in the foreseeable future.

Authorized Shares

To assist management in undertaking strategic activities and/or capital increases and to service the stock option plans and convertible bonds, the shareholders of the Company have authorized the future issuance of ordinary shares in specific circumstances with the permission of the Supervisory Board. At December 31, 2007, the total number of ordinary shares potentially issuable was 33,546,297. The number of ordinary shares authorized for exercise of stock options and convertible bonds was 4,471,925 and 4,674,372, respectively. The number of ordinary shares authorized for the purpose of potential merger and acquisition activities, in-licensing activities and future capital increases is 15,000,000. The number of ordinary shares authorized for the purposes of potential warrants, options or convertible debt issuances for financing purposes is 9,400,000. Issuances may be subject to statutory subscription rights of existing shareholders.

Exercise of Stock Options and Convertible Bonds

During 2007 and 2006, several holders of stock options and convertible bonds exercised some of their fully vested options and convertible bonds receiving 1,376,822 and 883,687 ordinary shares, respectively.

At December 31, 2006, members of the Management Board and employees of the Company had subscribed to 53,500 ordinary shares with a total value of €334,370, which has been included in shareholders’ equity. The subscribed shares represent amounts paid for exercises of stock options for which ordinary shares have not been issued at December 31, 2006.

During 2007, all of the subscribed shares from 2006 were issued, and at December 31, 2007, the Company did not have any subscribed shares.

Issuance of Shares in a Private Placement

On January 24, 2007, the Company issued 1,564,587 new ordinary shares at €21.50 per share for a total gross amount of €33.6 million through a private placement. GPC Biotech received the proceeds upon registration of the corresponding capital increase in the German commercial register in February 2007.

On February 23, 2006 GPC Biotech issued 2,860,000 new ordinary shares at €12.67 per share in a private placement involving two family investment companies. The total investment amounted to €36,236,000 and was recorded in shareholders’ equity net of costs of transaction of €156,000.

Accumulated Other Comprehensive Loss

The balances of the components of accumulated other comprehensive loss as of December 31, 2007 and 2006 were as follows (in thousand €):

December 31,

2007 2006

Unrealized (loss)/gain on available-for-sale securities (162) 428

Accumulated translation adjustments (4,878) (2,183)

Total accumulated other comprehensive loss (5,040) (1,755)

19. Employee Benefit Plan

GPC Biotech Inc., the Company’s US subsidiary, has a defined contribution plan qualified under the provisions of the Internal Revenue Code section 401(k). All individuals who are employed on a full time permanent basis by GPC Biotech Inc. are immediately eligible for enrollment in the plan. GPC Biotech Inc. increased the Company’s contribution to the plan to 100% from 50%, which was in place in prior years, of the first 4% of annual compensation contributed by each participant. Contributions are fully vested immediately. Costs of the plan, including the matching contribution, charged to operating expenses amounted to €478,000 and €169,000 in 2007 and 2006, respectively.

20. Subsequent event

In February 2008, the Company announced a corporate restructuring to sharpen the Company’s focus on oncology clinical development efforts and to further reduce costs. The restructuring was mainly focused on the Company’s early-stage research activities in Munich and will result in a reduction in the total workforce of approximately 38% or 38 employees. The Company currently estimates the cost of the restructuring to total approximately €1.2 million, which is primarily related to employee severance and termination benefits and other closing costs. The Company expects such costs to continue through December 2008, a majority of which will be recognized in the statement of operations in accordance with SFAS 146 during the first quarter of 2008.

In addition, the Company announced that, by mutual consent, Elmar Maier, Ph.D., Chief Operating Officer/Martinsried and Senior Vice President, Business Development, and Sebastian Meier-Ewert, Ph.D., Senior Vice President and Chief Scientific Officer retired from their positions on the Management Board of the Company to allow for an appropriate resizing of the Board, given the reduced size of the Company. Both Dr. Maier and Dr. Meier-Ewert remain dedicated to the Company as advisors.

Statement of the Management Board

“To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the GPC Biotech Group, and the Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.”

Martinsried, March 27, 2008

The Management Board

Dr. Bernd Seizinger

Dr. Torsten Hombeck

Executive Committee

Bernd R. Seizinger, M.D., Ph.D.

Chief Executive Officer

Bernd R. Seizinger, M.D., Ph.D., has been Chief Executive Officer of GPC Biotech since 1998. He joined GPC Biotech from Genome Therapeutics Corporation (now Oscient Pharmaceuticals Corporation) of Waltham, Massachusetts, where he was Executive Vice President and Chief Scientific Officer (1996–1998). From 1992 to 1996, Dr. Seizinger was at Bristol-Myers Squibb Pharmaceutical Research Institute in Princeton, New Jersey, where he held the posts of Vice President of Oncology Drug Discovery and, in parallel, Vice President of Corporate and Academic Alliances. From 1984 to 1992, Dr. Seizinger was at Harvard Medical School and Massachusetts General Hospital, where he served both as Associate Professor of Neuroscience at Harvard Medical School and Associate Geneticist and Director of the Molecular Neuro-Oncology Laboratory at Massachusetts General Hospital. Dr. Seizinger was a faculty member at the Department of Molecular Biology at Princeton University. He was awarded his M.D. from the Ludwig Maximilians University and his Ph.D. from the Max Planck Institute of Psychiatry, both in Munich. He is the recipient of a number of scientific awards and has authored over 100 scientific publications. He is a member of the Supervisory Boards of BioXell SpA and Santhera Pharmaceuticals AG.

Torsten Hombeck, Ph.D.

Senior Vice President & Chief Financial Officer

Torsten Hombeck, Ph.D., joined GPC Biotech in 1999. Dr. Hombeck has worked out of the Company’s U.S. offices as Vice President, Finance since 2002, and is based in Princeton, New Jersey. Prior to joining GPC Biotech, he held positions in corporate finance and controlling, including financial oversight responsibility for South America, at Beiersdorf AG, an international branded consumer products company. Dr. Hombeck holds a Masters degree in business administration from the European Business School in Oestrich-Winkel, Germany, where he also received his Ph.D. in Finance. Dr. Hombeck also serves as a board member of Flakeboard America Ltd., a North American producer of composite wood products.

Colin Freund

Senior Vice President, Business Development & Corporate Planning

Prior to joining GPC Biotech in 2002, he held the position of Vice President, Business Development at Double Twist, Inc., Oakland, CA, where he was responsible for creating alliances with a variety of genomics and proteomics companies. Prior to joining Double Twist, Mr. Freund was a project manager at the Boston Consulting Group, San Francisco, CA, and London, UK, where he managed assignments in the healthcare and high technology practice areas. Mr. Freund received his BA in Economics and Management Studies from the University of Cambridge, UK, and his MBA from Stanford University, CA.

Martine George

Senior Vice President, Drug Development & Chief Medical Officer

Martine George, M.D. joined GPC Biotech in 2006 as Senior Vice President, Clinical Development and assumed her present role as Senior Vice President, Drug Development and Chief Medical Officer in 2007. Dr. George is an internationally well-known oncology expert with over fifteen years of experience at major pharmaceutical companies, as well as several years in an academic position at the Institute G. Roussy, Villejuif, France. Prior to joining GPC Biotech, Dr. George was Senior Vice President, Head of Oncology at Johnson & Johnson Pharmaceutical Research and Development. Before that she held a number of executive positions in the areas of clinical and medical affairs, including at Johnson & Johnson, Rhone-Poulenc Rorer (now part of Sanofi-Aventis), Sandoz Pharmaceuticals Corporation (now Novartis) and American Cyanamid.

Gregory H. Hamm

Senior Vice President, Human Resources & Corporate Integration

Gregory H. Hamm joined GPC Biotech in 1999 as Vice President, Bioinformatics and Information Technology, as well as Site Head of the Princeton facility. In 2001, Mr. Hamm was also appointed Vice President, Corporate Integration, which includes responsibility for Human Resources worldwide. In 2007, Mr. Hamm assumed his present role as Senior Vice President, Human Resources & Corporate Integration, with continued responsibility for Information Technology and the Princeton site. Mr. Hamm was previously Vice President, Bioinformatics, at Genome Therapeutics Corporation (now Oscient Pharmaceuticals Corporation). Before 1995, Mr. Hamm was Director of the Molecular Biology Computing Laboratory at Rutgers University (U.S.). Earlier he was the founder of the EMBL Data Library and Head of Computing at the European Molecular Biology Laboratory (EMBL) in Heidelberg (Germany).

Brent Hatzis-Schoch

Senior Vice President and General Counsel

Brent Hatzis-Schoch joined GPC Biotech in 2003. Prior to joining GPC Biotech, Mr. Hatzis-Schoch was Associate General Counsel for Global Research & Development at Pharmacia Corporation, where he earlier held various senior legal positions in the transactional and international areas. Previously, he had been European legal counsel to Baxter Healthcare, based in Brussels, Belgium. He also spent several years in private practice in the United States and Germany. Mr. Hatzis-Schoch received his law degree from George Washington University, Washington D.C.

Corporate Calendar and Contacts

2008 Corporate Calendar

March 27

Publication of results for fiscal year 2007

May 15

Publication of results for first three months 2008

August 13

Publication of results for first six months 2008

August 27

Annual Shareholders’ Meeting, Munich, Germany

November 13

Publication of results for first nine months 2008

Contacts

Investor Relations & Corporate Communications Department

In Germany:

Phone: +49 (0)89 85 65-26 93

Fax: +49 (0)89 85 65-26 10

ir@gpc-biotech.com

In the U.S.:

Phone: +1 609 524 5884

Fax: +1 609 524 1050

usinvestors@gpc-biotech.com

Headquarters

GPC Biotech AG

Fraunhoferstr. 20

82152 Martinsried/Munich, Germany

Phone: +49 (0)89 8565-2600

Fax: +49 (0)89 8565-2610

info@gpc-biotech.com

www.gpc-biotech.com

GPC Biotech Inc.

101 College Road East

Princeton, NJ 08540, USA

Phone: +1 609 524 1000

Fax: +1 609 524 1050

Imprint

Design

KMS TEAM GmbH (Munich, Germany)

Printing

F-Media Druck GmbH (Kirchheim/Heimstetten, Germany)

Authority

GPC Biotech AG

Investor Relations & Corporate Communications

Copy deadline

February 25, 2008 (subjects unrelated to financials)

This Annual Report contains forward-looking statements, which express the current beliefs and expectations of the management of GPC Biotech, including projections and forecasts relating to our operations and financial situation, statements about the future development of satraplatin and our other drug candidates, the potential efficacy and safety profile of satraplatin and our ability to successfully complete any M&A or partnering transaction. Such statements are based on current expectations and are subject to risks and uncertainties, many of which are beyond our control, that could cause future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Actual results could differ materially depending on a number of factors. In particular, there can be no guarantee that satraplatin will be approved in Europe or elsewhere or that a new registrational path with respect to satraplatin will be found that can be completed within a reasonable time-frame, if at all. We may also not be successful in identifying and successfully completing any M&A or partnering transaction. We caution investors not to place undue reliance on the forward-looking statements contained in this Annual Report. We direct you to GPC Biotech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 and other reports filed with the U.S. Securities and Exchange Commission for additional details on the important factors that may affect the future results, performance and achievements of GPC Biotech.

Forward-looking statements speak only as of the date on which they are made and GPC Biotech undertakes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Satraplatin has not been approved by the EMEA in Europe, the FDA in the U.S., or any other regulatory authority and no conclusions can or should be drawn regarding its safety or effectiveness. Only the relevant regulatory authorities can determine whether satraplatin is safe and effective for the use(s) being investigated.